Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159617

The information contained in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has become effective under the Securities Act of 1933. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 4, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus, dated June 19, 2009)

$65,000,000

Cott Corporation

                     COMMON SHARES

We are offering $65,000,000 of our common shares. Our common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “COT” and on the Toronto Stock Exchange (“TSX”) under the symbol “BCB.” On August 3, 2010, the last reported sale price of our common shares on the NYSE and the TSX was $5.89 and Cdn$6.00, respectively. We will receive all of the net proceeds from the sale of our common shares.

INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE
S-22 OF THIS PROSPECTUS SUPPLEMENT.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option exercisable for 30 days from the date of this prospectus supplement to purchase up to                      additional common shares at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

Joint Book-Running Managers

Deutsche Bank Securities	J.P. Morgan	Morgan Stanley

Co-Managers

Barclays Capital		BofA Merrill Lynch

Prospectus Supplement dated                     , 2010

Prospectus Supplement

Prospectus

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. The securities are not being offered in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front cover page of this prospectus supplement or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and the accompanying prospectus is delivered or common shares are sold on a later date.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement relates to a prospectus which is part of a registration statement that we have filed with the Securities and Exchange Commission (“SEC”) utilizing a shelf registration process. Under this shelf registration process, we may sell the securities described in the accompanying prospectus in one or more offerings. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement contains specific information about the terms of this offering. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Please carefully read both this prospectus supplement and the accompanying prospectus, including the information described in the sections entitled “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In various places in this prospectus supplement and the accompanying prospectus, we refer you to sections of other documents for additional information by indicating the caption heading of the other sections. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise indicated.

NON-GAAP FINANCIAL MEASURES

This prospectus supplement contains “non-GAAP financial measures,” that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles (“GAAP”). Specifically, we make use of the non-GAAP measures “EBITDA” and “Adjusted EBITDA.” We also make use of ratios based on EBITDA, Adjusted EBITDA and pro forma Adjusted EBITDA.

We define EBITDA as earnings before interest expense, income taxes, non-controlling interests, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for items which are not considered by management to be indicative of the underlying results.

Management understands that some industry analysts and investors consider EBITDA and Adjusted EBITDA as supplementary non-GAAP financial measures useful in analyzing a company’s performance. EBITDA and Adjusted EBITDA, however, are not measures of financial performance under GAAP and should not be considered as alternatives to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities as measures of liquidity. Since EBITDA and Adjusted EBITDA are not measures determined in accordance with GAAP and are thus susceptible to varying interpretations and calculations, EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and Adjusted EBITDA do not represent an amount of funds that is available for management’s discretionary use. Adjusted EBITDA, as defined above, is included because management believes it is pertinent to the daily management of operations, and management uses this financial measure to evaluate the impact of operational business decisions.

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Each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation from, or as a substitute for analysis of, our financial information reported under GAAP. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	they do not reflect income tax expense or the cash necessary to pay income taxes;

•	they do not reflect available liquidity to our company; and

•

other companies, including other companies in our industry, may not use such measures or may calculate such measures differently than as presented in this prospectus supplement, limiting their usefulness as comparative measures.

Because of these limitations, none of EBITDA, Adjusted EBITDA or any related ratio using such measures should be considered as a measure of discretionary cash available to invest in business growth or reduce indebtedness.

For a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) attributable to the Company, see the section entitled “Summary—Summary Consolidated Financial Data.”

MARKET AND INDUSTRY DATA

This prospectus supplement includes market share and industry data and forecasts that we have obtained from market research, consultant surveys, publicly available information and industry publications and surveys, provided by such consultants as The Nielsen Company (UK) (“Nielsen”). Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Additionally, we have supplemented third-party information where necessary with management estimates based on our review of internal surveys, information from our customers and vendors, trade and business organizations and other contacts in markets in which we operate, and our management’s knowledge and experience. However, these estimates are subject to change and are uncertain due to limits on the availability and reliability of primary sources of information and the voluntary nature of the data gathering process. As a result, you should be aware that industry data included or incorporated by reference herein, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters make any representation as to the accuracy or completeness of such information.

TRADEMARKS AND TRADE NAMES

We own, have rights or will own or acquire rights to trademarks, service marks, copyrights and trade names that we use in conjunction with the operation of our business, including Cott®, Red Rain® and Orient Emporium Tea Co.™ in the U.S., Canada and the U.K., Stars & Stripes®, Vess®, Vintage® and So Clear® in the U.S., Red Rave™ in Canada, Emerge®, Red Rooster® , Carters®, Ben Shaws® and the H2 family of brands in the U.K., Stars & Stripes® in Mexico, and RC® in more than 100 countries and territories outside of North America. Moreover, we are licensed to use certain trademarks such as Jarritos® in Mexico. This prospectus supplement also includes trademarks, service marks and trade names of other companies. Each trademark, service mark or trade name of any other company appearing in this prospectus supplement belongs to its holder. Unless otherwise

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indicated, use or display by us of other parties’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of the trademark, service mark or trade name owner.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbor” provisions of the Securities Act (Ontario), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All forward-looking information and forward-looking statements are based on our current beliefs as well as assumptions made by and information currently available to us and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new products and economic conditions. Forward-looking information and forward-looking statements may be identified by the use of words like “believes,” “expects,” “plans,” “intends,” “estimates” or “anticipates” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would” and “could.” While we believe these forward-looking statements are reasonable, any of these assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be incorrect. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in such forward-looking statements. In addition, actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a variety of factors and conditions which include, among others, the various risk factors described under “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus.

We caution the reader that the risk factors described below may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. We undertake no obligation to update or revise these forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise, except as required by law.

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PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying our common shares. You should read the entire prospectus supplement and accompanying prospectus carefully including, in particular, the section entitled “Risk Factors” and the more detailed information and financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision.

As used in this prospectus supplement, unless the context otherwise requires or as is otherwise indicated, the words “we,” “us,” “our,” “Cott,” “the Company” and words of similar import refer to Cott Corporation, Cott Beverages Inc. and their subsidiaries on a consolidated basis. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States (“U.S.”) dollars.

Our Company

We are the world’s largest private-label beverage manufacturer. Our objective of creating sustainable long-term growth in revenue and profitability is predicated on working closely with our retailer partners to provide proven, profitable products. As a “fast follower” of innovative products, our goal is to identify new private-label product opportunities based on market trends and develop similar high quality private-label products at a better value for our retail partners and their consumers. This objective is increasingly relevant in more difficult economic times.

Our retailer brand beverages are an attractive alternative to the national brands for both retailers and consumers because of their quality, product design and enhanced value offering. Compared to retail prices of national brand beverages, consumers of our products save over 35% on average in the U.S. Our vertically integrated operations, low marketing and advertising costs, and efficient bottling facilities allow us to offer our products to our retailer partners at an attractive value as compared to national brand products.

On July 7, 2010, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Cliffstar Corporation (“Cliffstar”) to acquire substantially all of the assets and liabilities of Cliffstar and its affiliated companies (the “Cliffstar Acquisition”). Cliffstar is one of the leading suppliers of private-label beverages and the largest private-label producer of apple juice, grape juice, cranberry juice and juice-blends in North America. See “—Recent Developments—Cliffstar Acquisition.”

Operating Segments

We have five operating segments: North America (which includes the U.S. reporting unit and Canada reporting unit), United Kingdom (“U.K.”) (which includes our United Kingdom reporting unit and our Continental European reporting unit), Mexico, Royal Crown International (“RCI”) and All Other (which includes our international corporate expenses and our Asia reporting unit, which we closed at the end of fiscal 2008). In 2009, our North America, U.K., Mexico and RCI operating segments represented 73.5%, 22.5%, 2.7% and 1.3% of our revenue, respectively.

Our North America operating segment is primarily dedicated to the development, marketing, selling, production and distribution of carbonated soft drinks (“CSDs”), sparkling flavored waters and purified drinking water. While we also produce energy-related drinks and other non-carbonated products, these are a small portion of our overall product mix in North America. Based on industry information compiled from Nielsen, we estimate that as of January 2, 2010, we produced (either directly or through third-party manufacturers with whom we have co-packing agreements) approximately 59% of all retailer brand CSDs sold in the United States. Our customer base consists primarily of large retailers including grocery stores and mass merchandisers, although we also serve customers in the dollar convenience and drug channels. Generally, product distribution is handled by our customers or through third parties. This method of distribution avoids the costly and capital-intensive functions of direct store delivery and merchandising, and allows us to focus on our core capabilities of providing low-cost manufacturing and supply chain expertise. Following the completion of the Cliffstar Acquisition, Cliffstar will become part of the North America operating segment and will significantly diversify our North American product mix.

Our U.K. operating segment has broad product manufacturing capabilities, including CSD, energy and aseptic drink production, which enable us to produce non-preserved juices, waters, sports drinks and other non-carbonated beverage products. We were the number one supplier of retailer brand CSDs in the U.K. as of the end of 2009. In 2009, CSDs accounted for approximately 45% of our U.K. revenues. We rank among the top three bottlers (by annual volume of cases produced) of energy drinks in the U.K. as of the end of 2009, including company-owned brands, retailer brands and co-manufactured brands.

Our Mexico operating segment was also the number one supplier of retailer brand CSDs in Mexico as of the end of 2009. We produce CSDs and spring water (flavored and still) primarily for large retail customers.

RCI sells CSDs and other beverage concentrates to beverage bottlers in over 50 countries around the world. These customers can either buy RC Cola branded concentrate for bottling, sale and distribution under the RC Cola brand or buy concentrates for other own-label or private-label CSDs. Many of the customers of our RCI concentrate business are located in countries where overall CSD sales have been growing consistently over the past several years.

Product Categories

The following charts set forth Cott’s and Cliffstar’s net revenues for the twelve months ended July 3, 2010 by product category:

(1)	Thirst quenchers include teas, sports drinks, flavored waters and vitamin waters.

Cott Categories

We have a diversified product portfolio across major non-alcoholic beverage categories, including beverages that are on-trend with consumer demand. Our products include CSDs, clear, still and sparkling flavored waters, juice-based products, bottled water, energy-related drinks and ready-to-drink teas. While CSDs and CSD concentrate accounted for 71.6% of our beverage case volume in 2009, they accounted for 61.9% of our 2009 total revenue. Although we sell the majority of our beverages under retailer brands to customers who own the trademarks associated with the products, we also utilize several of our own brands such as Red Rain, Orient Emporium Tea Co., Stars & Stripes and Red Rooster. In addition, we own the rights to RC Cola in more than 100 countries outside of North America.

Cliffstar Categories

Cliffstar is the leading private-label manufacturer of shelf-stable juices and the largest private-label producer of apple juice, grape juice, cranberry juice and juice blends in North America. In addition to juices, Cliffstar also offers a wide range of products including teas, sports drinks, flavored waters and vitamin waters. Cliffstar produces over 600 shelf-stable beverage formulas to the specifications and packaging requirements of its many private-label customers.

Pro Forma Categories

The Cliffstar Acquisition will enhance our position as the largest retailer brand beverage manufacturer in the world. Following the Cliffstar Acquisition, we will be a more diverse beverage provider with number one positions (by annual volume of cases produced) in private-label CSDs and shelf-stable juices, as well as a leading manufacturer of bottled water with growing positions in energy and sports drinks. The following chart sets forth pro forma net revenues for the twelve months ended July 3, 2010, by product category, after giving effect to the Cliffstar Acquisition:

(1)	Pro forma Functional / New Age includes Cliffstar’s thirst quenchers and flavored water products and Cott’s ready-to-drink tea, sports and energy.
(2)	Pro forma Juice/Juice drinks include Cliffstar’s apple, cranberry, cranblends, grape and other fruit juices and Cott’s juice drinks (UK).

Competitive Strengths

We believe that our competitive strengths will enable us to maintain our position as the world’s leading retailer brand beverage manufacturer and capitalize on future opportunities to drive sustainable and profitable growth in the long-run. We believe the Cliffstar Acquisition will enhance our competitive strengths, which include:

Leading Producer of Retailer Brand Beverages with Diverse Product Portfolio

We are the world’s largest private-label beverage manufacturer. We currently have the number one private-label market share in each of the U.S., Canada, the United Kingdom and Mexico by annual volume of cases produced.

Our product portfolio ranges from traditional CSDs to categories such as clear, still and sparkling flavored waters, juice-based products, bottled water, energy-related drinks and ready-to-drink teas. We believe our proven ability to innovate and evolve our portfolio to meet changing consumer demand will position us well to continue to serve our retailer customers and their consumers. During 2009, we launched more than 100 new product stock-keeping units (“SKUs”), including new flavor profiles based on successful new product launches by the national brands, new package types and new product category introductions for our retailer partners.

We market or supply over 200 retailer, licensed and company-owned brands in our four core geographic segments. We sell CSD concentrates and non-carbonated concentrates in over 50 countries. We believe that our leadership position, our broad portfolio offering and our existing infrastructure will enable us to continue to further penetrate the private-label market, whether by winning contracts from competitors, launching new product SKUs with existing customers or supplying retailers who currently self-manufacture.

Cott offers products under trademarks which it owns or which it licenses on an exclusive basis, including:

(1)	Licensed trademark

Following completion of the Cliffstar Acquisition, we will have an increased market share in the private-label juice category and a more diversified product portfolio, including shelf-stable juices such as apple juice, grape juice, cranberry juice and juice-blends, as well as functional and new age beverages, which will allow us to further penetrate the private-label market. See “—Pro Forma Categories.”

Extensive, Flexible Manufacturing Capabilities

Our leading position in the private-label market is supported by our extensive manufacturing network and flexible production capabilities. Our manufacturing footprint encompasses 20 strategically located beverage production facilities, including nine in the U.S., five in Canada, four in the U.K., two in Mexico, as well as a vertically-integrated concentrate facility in Columbus, Georgia.

In our North America operating segment, we are the only dedicated private-label CSD producer with a manufacturing footprint across North America. Manufacturing flexibility is one of our core competencies and is critical to private-label leadership, as our products will typically feature customized packaging, design and graphics for our key retailer customers. Our ability to produce multiple SKUs and packages on our production lines and manage complexities through quick-line changeover processes differentiates us from our competition.

Following the completion of the Cliffstar Acquisition, we will add 11 facilities in the United States, including five bottling and distribution operations, three fruit processing facilities, two fruit receiving stations and one storage facility, further enhancing our geographic footprint and manufacturing flexibility.

(a)	Dunkirk includes two facilities: A fruit processing and storage facility (primarily used for storage) and a production facility (7 bottling lines).

High Customer Service Level and Strong Customer Integration

Private-label industry leadership requires a high level of coordination with our retailer customers in areas such as supply chain, product development and customer service. In addition to managing increased product manufacturing complexity efficiently, we have a proven track record of maintaining high service levels across our customer base. We also partner closely with customers on supply chain planning and execution to minimize freight costs, reduce working capital requirements and increase in-store product availability. We work as a team with our retailer customers on new product development and packaging designs. Our role includes providing market expertise as well as knowledge of category trends that may present opportunities for our retail customers. A high level of customer integration and partnership coupled with a nationwide manufacturing footprint is critical for the development of successful private-label programs. We intend to remain committed to these values following the completion of the Cliffstar Acquisition.

Strategic Importance to Blue-Chip Retailers

We have longstanding relationships with many of the world’s leading retailers in the grocery and mass merchandise channels, enabling retailers to build their private-label programs with high-quality, affordable non-alcoholic beverages. We are the sole supplier for a majority of our clients due to our competitive advantages, including:

•	private-label expertise;

•	vertically-integrated, low cost production platform;

•	one-stop sourcing;

•	CSD category insights and marketing expertise;

•	supply chain and high quality consistency in products; and

•	product innovation and differentiation.

For 2009, our top ten customers accounted for 60% of total revenue. Wal-Mart was the only customer that accounted for more than 10% of our total revenue for the period, representing 33.5% of total revenue. We have established long-standing relationships with most of our top 10 customers. As a result of our high product quality and service, coupled with a national manufacturing footprint, we believe we will continue to play a meaningful role in helping our customers develop brand strategies to build loyalty with consumers.

While Cliffstar may share many of the same customers, we expect that the Cliffstar Acquisition, and the associated broadening of our product portfolio and cross-selling opportunities, will further strengthen our longstanding relationships with our existing customers. The combination will also increase our presence at retailers, including club and drug stores.

Strong Management Team with Significant Operating Experience

We have in place a strong executive team with extensive industry experience to build on our strengths and to implement our business strategy. Our management team has a proven track record of successful management with positive operating results, both with us and in previous leadership roles in the consumer goods and beverage industries.

Our management team is led by Jerry Fowden, our Chief Executive Officer. Mr. Fowden has extensive experience in the beverage industry, including leadership positions at AB-InBev (formerly known as InBev),

Hero Group AG and Pepsico. In addition, our management team includes Neal Cravens, our Chief Financial Officer. Mr. Cravens has held senior finance positions in both public and private companies, including approximately 20 years at Seagram Company, Ltd.

Our businesses are led by executives with extensive experience in the beverage and consumer goods industries. Throughout the organization, we benefit from employees’ prior experiences in other global beverage bottling companies, including leaders of our manufacturing plants who have worked at bottling companies of national brands.

We will seek to retain several of Cliffstar’s key management team throughout the integration period, particularly Cliffstar Chairman Stanley Star, with whom we have entered into a three year consulting agreement.

Business Strategy

Our primary goal is to maintain long-term profitability and enhance our position as the market leader and preferred supplier of retailer brand beverages in the markets where we operate. Continued leadership in our core markets will enable us to sustain and grow profitability as we drive for increased private-label penetration and share growth within our core product categories. We believe that the following strategies will help us to achieve our goal:

Customer Focus

Customer relationships are important for any business, but at Cott, where our products bear our customers’ brand names, we must maintain close relationships with our customers. We will continue to provide our retailer partners with high quality products and great service at an attractive value that will help them provide quality value-oriented products to their consumers.

We will continue to focus on our high customer service levels as well as core private-label innovations through the introduction of new packages, flavors and varieties of beverages. We believe our focus on our customers will enable us to leverage our existing relationships and to develop new ones in existing and new markets. As a fast follower of innovative products, our goal is to identify new products that are succeeding in the marketplace and develop similar products of high quality for our retailer partners to offer their customers at a better value.

Continue to Lower Operating Costs

As a retailer brand producer, we understand that our long-term success will be closely tied to our ability to remain a low-cost supplier. Effective management of commodity costs is critical to our success, including entering into contract commitments with suppliers of key raw materials such as aluminum and high fructose corn syrup (“HFCS”). On an ongoing basis we review our fixed overhead and manufacturing costs for opportunities for further reductions. In 2009, we significantly reduced overhead costs and continue to work towards further modest cost reductions in 2010.

Control Capital Expenditures and Rigorously Manage Working Capital

Consistent with our status as a low-cost supplier, we leverage our existing manufacturing capacity and maintain an efficient supply chain. We are committed to carefully prioritizing our capital investments that provide the best financial returns for Cott and for our retailer partners, while maintaining safety, efficiency and superior product quality. Our production facilities operate according to the highest standards of safety and product quality. We perform regular third-party audits of our facilities and are subject to consistent quality audits on behalf of our customers. We will continue to evaluate growth and other opportunities, while remaining mindful of our total capital expenditure targets.

In 2009, our capital expenditures were devoted to maintenance on existing manufacturing facilities, additional capabilities such as expanded can production capability in the U.K., and other investments in the U.S. to improve the competitiveness and consumer appeal of certain packaging configurations.

Cash Flow Management

We believe that a strong financial position will enable us to capitalize on opportunities in the marketplace. As such, we continuously review and improve the effectiveness of our cash management processes. We strive to achieve the most optimal working capital level, optimize our capital expenditures and continuously drive operating cost improvements to enhance cash flow and fortify our balance sheet. We believe the combined Cott–Cliffstar business provides further opportunities to improve operating efficiency and strengthen our cash flow generation.

New Business Opportunities

With the progress achieved during 2009 in improving customer relationships, reducing costs, reducing capital expenditures and improving cash management, we have increased our focus on pursuing new business within our core product categories and customers. We believe our best opportunities for profitable new business are in products that leverage our effective product development capabilities and low-cost manufacturing network. In 2009, we announced a target to secure 20 million raw cases of new business. As of the second quarter of 2010, we were 90% towards our goal. We see further opportunity for new products in several areas, including enhanced value offerings on CSDs through packaging and ingredient innovations, as well as expanding our sales in the energy-related drink category in the U.S. While pursuing these opportunities will require some investment, we intend to make these investments within our existing targets for capital expenditures.

Pursue Select Acquisitions

We believe that opportunities exist for us to enhance our scale, reduce fixed manufacturing costs and broaden our product portfolio. We believe that the Cliffstar Acquisition represents such an opportunity. We will continue to evaluate and pursue other strategic opportunities if we believe they would enhance our industry position, strengthen our business and build value for our shareholders.

Recent Developments

2010 Second Quarter Results

The following are certain key financial metrics regarding our consolidated results for the second quarter of 2010 as compared to the second quarter of 2009:

•	revenue was $425 million compared to $439 million;

•	gross margin as a percentage of sales increased to 17.3% from 16.7%;

•	operating income increased 15%, to $39 million from $34 million;

•	income before taxes of $32.5 million compared to $29.6 million; and

•	EBITDA was $53.5 million.

Revenue for the second quarter of 2010 was $425 million compared to $439 million in the second quarter of 2009, a decline of 3%, or 4%, excluding the impact of foreign exchange. Significant promotional activity by the national brands resulted in lower revenue in our North America operating segment, partially offset by increased international revenue. Operating income increased 15% to $39 million in the second quarter of 2010 from $34 million in the second quarter of 2009, benefiting from lower costs and strong international performance. Net income and earnings per diluted share in the second quarter of 2010 were $22 million and $0.28, respectively, compared to $34 million and $0.48, respectively, in the second quarter of 2009. The decrease in net income and earnings per diluted share was due to higher taxes; Cott recognized an income tax benefit of $5 million in 2009, compared to a tax expense of $9 million in 2010.

For more detail, please see our Quarterly Report for the quarterly period ended July 3, 2010, incorporated by reference herein.

Cliffstar Acquisition

On July 7, 2010, we entered into the Asset Purchase Agreement with Cliffstar to acquire substantially all of the assets and liabilities of Cliffstar and its affiliated companies. Cliffstar, a privately-held corporation headquartered in Dunkirk, New York, manufactures, sells and distributes non-alcoholic beverages, primarily private-label shelf-stable juices. Cliffstar is one of the leading suppliers of private-label beverages and the largest private-label producer of apple juice, grape juice, cranberry juice and juice-blends in North America. The Cliffstar Acquisition is expected to close in the third quarter of 2010. This offering is not contingent on the completion of the Cliffstar Acquisition.

The purchase price of the Cliffstar Acquisition is $500.0 million in cash, payable at closing, subject to adjustment for working capital, indebtedness and certain expenses and $14.0 million of deferred consideration which will be paid over a three-year period. Cliffstar is entitled to additional contingent earnout consideration of up to a maximum of $55.0 million, based upon the achievement of certain performance measures during the fiscal year ending January 1, 2011, as well as the taking of substantial steps toward upgrades of certain expansion projects in 2010. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The Asset Purchase Agreement contains representations, warranties, covenants and conditions that we believe are customary for a transaction of this size and type, as well as indemnification provisions subject to specified limitations. The closing of the Cliffstar Acquisition is subject to several conditions, including receipt of financing and other customary conditions, including receipt of required regulatory approvals, and there can be no assurance that the Cliffstar Acquisition will be completed as contemplated, or at all. See “Risk Factors—Risks Related to the Cliffstar Acquisition.” The condition relating to the expiration of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period has been satisfied as of July 30, 2010.

We expect to realize several benefits from the Cliffstar Acquisition, including the following:

Strengthened Position as Retailer Brand Beverage Leader. Combined with Cliffstar, we will be a larger, more balanced producer of private-label beverages with a leadership position in private-label within two of the largest ready-to-drink categories: CSDs and shelf-stable juices. The combination will increase our presence at retailers including club and drug stores where we have no significant presence today. A strengthened leadership position in private-label will enable us to be a more effective retailer partner.

Entry into Attractive Category. Shelf-stable juice drinks are one of the largest non-carbonated non-alcoholic beverage categories in North America. The addition of Cliffstar’s leadership position in this large and stable category will enhance Cott’s position as a leader in retailer brand beverages. With approximately 21% of the shelf-stable juice category in North America, private-label penetration is more than double that of CSDs, due in large part to a price gap to national brand products of between 25% and 40%. With increased consumer awareness of health and wellness in beverage products, entry into the shelf-stable juice category provides a strong platform into products that are naturally rich in vitamins and nutrients.

Further Diversification of Our Product Offering. The Cliffstar Acquisition will broaden our product portfolio to include shelf-stable juices such as apple juice, grape juice, cranberry juice and juice-blends, as well as smoothies and new age beverages, increasing our cross-selling opportunities and resulting in an increase in the penetration of our products into a broader retailer base. Following the completion of the Cliffstar Acquisition, we would have had a pro forma product offering mix for the twelve months ended July 3, 2010 of 43% CSDs, 35% juice and juice drinks, 14% waters and 8% functional and new age.

Leveraging Our Strong Customer Relationships. Further strengthening our relationships with our retailer partners is a key element of our business strategy. Our customers recognize us for excellent service and coordination, which is required in combination with strong value creation for a successful and sustainable private-label program. The Cliffstar Acquisition will enable us to improve coordination and sustain high service levels with our retailer partners as a combined supplier across the two largest ready-to-drink categories. A broader customer base will also enable long-term opportunities for up-selling and cross-selling as we demonstrate the value of private-label programs in both CSD and juice products across all of our customers.

Manufacturing, Operating and Product Capability. Much of the growth in ready-to-drink categories in recent years has come through hot-fill production beverages such as nutrient-enriched waters, sports drinks and juices. The Cliffstar Acquisition will add 11 manufacturing and storage plants with hot and cold-fill capabilities, increasing our geographic footprint and providing a low-cost platform to implement new product innovations previously not available to us because of our predominantly cold-fill bottling network in North America. Combined with Cliffstar, we will also have expanded capabilities in single-serve package formats, which provide enhanced top line growth opportunities and bottom line profit contributions in the CSD and shelf-stable juice categories.

Increased Cost Savings and Manufacturing Efficiencies. We intend to integrate Cliffstar’s operations into our business operations. We believe we can generate incremental cost savings throughout the combined company, by realizing economies of scale, combining engineering, technology and procurement efforts and eliminating duplicative distribution and back office systems. We believe that our business strategy of strengthening customer relationships, reducing operating costs, optimizing capital expenditures and carefully managing cash flow can be applied successfully to Cliffstar to yield further ongoing cost reductions and efficiency improvements. We may not, however, be able to realize all or any of the anticipated cost savings or other benefits from the integration of Cliffstar, either in the amount or the time frame we currently expect, and the costs of achieving these benefits may be higher than we currently expect.

Financing of the Cliffstar Acquisition

We intend to use the net proceeds from this offering to pay a portion of the purchase price and related fees and expenses for the Cliffstar Acquisition. We plan to fund the remainder of the Cliffstar Acquisition with the net proceeds from a concurrent notes offering and borrowings under an amended asset based lending facility.

Concurrent Notes Offering

Concurrently with this offering, under a separate offering memorandum, we are offering $375.0 million of senior notes due 2018 (the “Notes Offering”), in a private offering pursuant to Rule 144A and Regulation S under the Securities Act. We intend to use the net proceeds from the Notes Offering to fund a portion of the Cliffstar Acquisition. The completion of the Notes Offering is contingent on the completion of the Cliffstar Acquisition.

We expect to close the Notes Offering simultaneously with the completion of this offering. No assurance can be given that the Notes Offering will be completed or, if completed, as to the final terms of the Notes Offering. This offering of common shares is not contingent on the completion of the Notes Offering.

The Notes Offering will not be registered under the Securities Act or the securities laws of any other jurisdiction, and the notes may not be offered or sole in the United States absent registration or an applicable exemption from registration requirements. The notes will only be offered to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. This description and other information in this prospectus supplement regarding the Notes Offering is included in this prospectus supplement solely for information purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any notes.

Amended ABL Facility

Our existing asset based lending facility (the “ABL Facility”) is a five-year revolving facility of up to $225.0 million that matures in March 2013. The amount available under the ABL Facility is dependent on a borrowing base calculated as a percentage of the value of eligible inventory, accounts receivable and property, plant and equipment. The ABL Facility has subfacilities for letters of credit and swingline loans and geographical sublimits for Canada ($40.0 million) and the U.K. ($75.0 million). We have obtained a financing commitment from various lenders led by JPMorgan Chase Bank, N.A. and Deutsche Bank Securities Inc., pursuant to which we expect to amend or refinance the ABL Facility (the “Amended ABL Facility”) to, among other things, provide for the Cliffstar Acquisition, the Notes Offering and the application of net proceeds therefrom and this offering and the application of net proceeds therefrom. In addition, we are contemplating increasing the amount available for borrowing to an amount up to $300.0 million, although as of the date of this prospectus supplement our committed amount from the lenders is approximately $225.0 million. We intend to use the borrowings under the Amended ABL Facility to fund a portion of the Cliffstar Acquisition and to fund our ongoing operations. The completion of the Amended ABL Facility is contingent on, among other things, the completion of the Cliffstar Acquisition.

We expect to close the Amended ABL Facility simultaneously with the completion of this offering. No assurance can be given that the Amended ABL Facility will be completed or, if completed, as to the final terms of the Amended ABL Facility. This offering of common shares is not contingent on the completion of the Amended ABL Facility.

Corporate Information

Cott Corporation was incorporated in 1955 and is governed by the Canada Business Corporations Act. Cott Beverages Inc. was incorporated in 1991 as a Georgia corporation. Our registered Canadian office is located at 333 Avro Avenue, Pointe-Claire, Quebec, Canada H9R 5W3, and our principal executive offices are located at 5519 W. Idlewild Avenue, Tampa, Florida, United States 33634 and 6525 Viscount Road, Mississauga, Ontario, Canada L4V 1H6. Our telephone number is (813) 313-1800. Our website address is www.cott.com. The information appearing on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	Cott Corporation

Securities offered	$65,000,000 of common shares, no par value.

Over-allotment option	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional common shares at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Common shares outstanding after this offering	common shares ( common shares if the underwriters exercise their over-allotment option with respect to the offering in full).

Use of proceeds	We estimate that our net proceeds from this offering, after underwriting discounts and commissions and estimated offering fees and expenses, will be approximately $ million. We intend to use the net proceeds from this offering:

•	to pay a portion of the purchase price and related fees and expenses for the Cliffstar Acquisition; and
•	for other general corporate purposes, if the Cliffstar Acquisition is not consummated, or with the proceeds received from the exercise of the over-allotment option.

See “Use of Proceeds.”

Risk factors	See the section entitled “Risk Factors” beginning on page S-22 of this prospectus supplement and beginning on page 7 of the accompanying prospectus, and other information included in this prospectus supplement and the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in our common shares.

New York Stock Exchange symbol	“COT”

Toronto Stock Exchange symbol	“BCB”

The number of our common shares outstanding after completion of this offering is estimated based on approximately 81,410,120 common shares outstanding as of August 3, 2010. Unless otherwise indicated, the number of common shares outstanding presented in this prospectus supplement does not include:

•	11.2 million common shares reserved for future stock option grants under our equity compensation plans as of August 3, 2010;

•	0.9 million common shares issuable upon exercise of outstanding stock options as of August 3, 2010 at a weighted average exercise price of $16.95 per share; and

•	common shares issuable upon the exercise by the underwriters of the over-allotment option.

Summary Unaudited Pro Forma Combined Financial Data

The following tables set forth summary unaudited pro forma condensed combined financial data of Cott and Cliffstar for the year ended January 2, 2010 and as of and for the six months and twelve months ended July 3, 2010. This information has been prepared by our management and gives pro forma effect to the Cliffstar Acquisition, this offering and the application of net proceeds therefrom, the Notes Offering and the application of net proceeds therefrom and the borrowings under the Amended ABL Facility, in each case as if they occurred on January 2, 2009, for income statement purposes, and July 3, 2010, for balance sheet purposes. The pro forma data has been prepared from, and should be read in conjunction with, the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, the historical financial statements of Cott and Cliffstar and Cott’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included or incorporated by reference herein. See “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

This pro forma financial data does not purport to represent what our results of operations or financial position would have been if the Cliffstar Acquisition, this offering, the Notes Offering and the Amended ABL Facility had occurred as of the dates indicated or what those results will be for future periods. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. For more information on the assumptions made in preparing this pro forma financial data, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Our historical results included below and incorporated by reference herein do not necessarily indicate results that may be expected for any future period.

	Fiscal Year Ended	Six Months Ended		Twelve Months Ended
	Jan. 2, 2010	June 27, 2009	July 3, 2010	July 3, 2010
	(dollars in millions)
Income Statement data:
Revenue	$2,268.0	$1,161.9	$1,117.7	$2,223.8
Cost of sales	1,919.0	978.4	923.9	1,864.5

Gross profit (loss)	349.0	183.5	193.8	359.3
Selling, general and administrative expenses	206.4	99.2	99.3	206.5
Loss on disposal of property, plant and equipment	0.5		0.1	0.6
Restructuring, goodwill and asset impairments:
Restructuring (a)	1.5	1.6	(0.5)	(0.6)
Asset impairments (b)	3.6	3.5	—	0.1

Operating income (loss)	137.0	79.2	94.9	152.7
Other (income) expense, net	4.9	(2.4)	2.7	10.0
Interest expense, net	67.1	33.8	31.0	64.3

Income (loss) before income taxes	65.0	47.8	61.2	78.4
Income tax expense (benefit)	(22.1)	(10.2)	17.7	5.8

Net income	$87.1	$58.0	$43.5	$72.6
Less: Net income attributable to non-controlling interests	4.6	2.2	2.6	5.0

Net income (loss) attributed to Cott Corporation	$82.5	$55.8	$40.9	$67.6

(a)	In 2009, we recorded $1.5 million related to headcount reductions associated with the Refocus Plan (as defined below). In 2010, we recorded a gain related to a lease contract settlement.

(b)	In 2009, we recorded an impairment related to a customer list intangible asset.

	Fiscal Year Ended	Six Months Ended		Twelve Months Ended
	Jan. 2, 2010	June 27, 2009	July 3, 2010	July 3, 2010
Balance Sheet Date (at period end):
Cash and cash equivalents			$21.1
Working capital (1)			177.1
Property, plant and equipment, less accumulated depreciation			424.1
Total assets			1,520.3
Short-term borrowings			95.6
Long-term debt (includes CPLTD) (2)			613.6
Total debt			709.2
Net debt (3)			688.1
Total Equity			484.4

Other Financial Data (unaudited)
EBITDA (4)	$228.2	$130.1	$138.0	$236.1
Adjusted EBITDA (5)	241.1	135.2	138.4	243.4
Depreciation and amortization	96.1	48.5	46.7	94.3
Capital expenditures (6)	46.3	18.1	25.0	53.2

(1)	Working capital consists of receivables, inventories, income tax recoverable, net of accounts payable and accrued liabilities.

(2)	CPLTD is the current portion of long-term debt.

(3)	Net debt means our total debt less cash and cash equivalents.

(4)	EBITDA means earnings from continuing operations before net interest, income taxes, depreciation, amortization and net income attributable to non-controlling interests. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. A reconciliation of EBITDA to net income as included in footnote (5) below.

(5)	Adjusted EBITDA means EBITDA adjusted for items which are not considered by management to be indicative of the underlying results. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about our financial performance. However, we have incurred the charges and expenses that constitute these adjustments in prior periods and expect to incur them in future periods. These expectations are forward-looking statements within the meaning of the securities laws and actual results may vary due to various risks, including those identified in the section entitled “Risk Factors.” Since EBITDA and such supplementary adjustments to EBITDA are not in accordance with GAAP, they thus are susceptible to varying interpretations and calculations. Each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation from, or as a substitute for analysis of, our financial information reported under GAAP. Because of these limitations, none of EBITDA, Adjusted EBITDA or any related ratio using such measures should be considered as a measure of discretionary cash available to invest in business growth or reduce indebtedness. You are therefore cautioned not to place undue reliance on Adjusted EBITDA and financial ratios based on Adjusted EBITDA. The following table provides a reconciliation of Adjusted EBITDA to net income (loss):

	Year Ended	Six Months Ended		Twelve Months Ended
	Jan. 2, 2010	June 27, 2009	July 3, 2010	July 3, 2010
	(dollars in millions)
Net income attributed to Cott	$82.5	$55.8	$40.9	$67.6
Interest expense, net	67.1	33.8	31.0	64.3
Income tax (benefit) expense	(22.1)	(10.2)	17.7	5.8
Depreciation and amortization	96.1	48.5	45.8	93.4
Net income attributable to non controlling interests	4.6	2.2	2.6	5.0

EBITDA	228.2	130.1	138.0	236.1
Adjustments to EBITDA:
Restructuring(a)	1.5	1.6	(0.5)	(0.6)
Asset impairments(b)	3.6	3.5	—	0.1
Other expense (loss on buyback of notes)	3.3	—	—	3.3
Inventory adjustment(c)	2.5	—	—	2.5
Incentive adjustment(d)	2.0	—	—	2.0

Adjusted EBITDA	$241.1	$135.2	$137.5	$243.4

(a)	In 2009, we recorded $1.5 million related to headcount reductions associated with the Refocus Plan (as defined below). In 2010, we recorded a gain related to a lease contract settlement.

(b)	In 2009, we recorded an asset impairment related to a customer list intangible.

(c)	In 2009, Cliffstar recorded an inventory adjustment of $2.5 million to revise prices paid for product purchases in fiscal 2008. We excluded this amount as we believe it is unusual and non-recurring in nature.

(d)	In 2009, Cliffstar executed a discretionary incentive payment to certain employees that was in addition to their existing incentive plans. We excluded this amount as we believe it is unusual and non-recurring in nature.

(6)	Includes information technology expenditures.

Summary Consolidated Financial Data

Cott Corporation

The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes and our unaudited interim consolidated financial statements and related notes incorporated by reference herein. See “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

Our summary historical consolidated financial data as of and for the years ended January 2, 2010, December 27, 2008 and December 29, 2007 has been derived from our audited historical consolidated financial statements incorporated by reference herein. Our summary historical consolidated financial data as of and for the six months ended July 3, 2010 and June 27, 2009 has been derived from our unaudited interim historical consolidated financial statements incorporated by reference herein. The summary historical consolidated financial data as of and for the twelve month period ended July 3, 2010 has been prepared by adding the statement of operations data for the six months ended July 3, 2010 and the year ended January 2, 2010 and subtracting the statement of operations data for the six months ended June 27, 2009. In the opinion of management, the unaudited interim consolidated financial data reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly our financial position for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

				Unaudited
	Fiscal Year Ended			Six Months Ended		Twelve Months Ended
	Dec. 29, 2007	Dec. 27, 2008	Jan. 2, 2010	June 27, 2009	July 3, 2010	July 3, 2010
	(dollars in millions)
Income Statement Data:
Revenue	$1,776.4	$1,648.1	$1,596.7	$805.8	$787.6	$1,578.5
Cost of sales	1,578.0	1,467.1	1,346.9	674.3	656.9	1,329.5

Gross Profit	198.4	181.0	249.8	131.5	130.7	249.0
Selling, general and administrative expenses	161.9	179.8	146.8	69.8	66.9	143.9
Loss on disposal of property, plant and equipment	0.2	1.3	0.5	—	0.1	0.6
Restructuring, goodwill and asset impairments:
Restructuring(1)	24.3	6.7	1.5	1.6	(0.5)	(0.6)
Goodwill impairments(2)	55.8	69.2	—	—	—	—
Asset impairments(3)	10.7	37.0	3.6	3.5	—	0.1

Operating income (loss)	(54.5)	(113.0)	97.4	56.6	64.2	105.0
Other (income) expense, net	(4.7)	(4.7)	4.4	(2.7)	2.3	9.4
Interest expense, net	32.8	32.3	29.7	15.1	12.3	26.9

Income (loss) before income taxes	(82.6)	(140.6)	63.3	44.2	49.6	68.7
Income tax (benefit) expense	(13.9)	(19.5)	(22.8)	(11.6)	13.2	2.0

Net income (loss)	$(68.7)	$(121.1)	$86.1	$55.8	$36.4	$66.7
Less: Net income attributable to non-controlling interests	2.7	1.7	4.6	2.2	2.6	5.0

Net income (loss) attributed to Cott Corporation	$(71.4)	$(122.8)	$81.5	$53.6	$33.8	$61.7

	Fiscal Year Ended			Six Months Ended
	Dec. 29, 2007	Jan. 3, 2009	Jan.2, 2010	June 27, 2009	July 3, 2010
	(dollars in millions)
Cash Flow Data:
Cash flows provided by (used in) operating activities	79.5	66.9	155.1	58.4	39.5
Cash flows used in investing activities	(78.1)	(54.8)	(32.2)	(12.3)	(21.1)
Cash flows provided by (used in) financing activities	12.4	(19.3)	(107.5)	(48.3)	(28.6)

	Fiscal Year Ended			Six Months Ended		Twelve Months Ended
	Dec. 29, 2007	Dec. 27, 2008	Jan. 2, 2010	June 27, 2009	July 3, 2010	July 3, 2010
	(dollars in millions)

Balance Sheet Data (at period end):
Cash and cash equivalents	$27.4	$14.7	$30.9	$13.2	$20.3
Working capital(4)	162.9	116.4	103.5	138.2	145.4
Property, plant and equipment, less accumulated depreciation	388.4	346.8	343.0	346.4	332.6
Total assets	1,144.4	873.1	873.8	927.6	880.0
Short-term borrowings	137.0	107.5	20.2	66.6	10.6
Long-term debt (includes CPLTD)(5)	271.4	302.0	250.8	298.7	237.1
Total debt	408.4	409.5	271.0	365.3	247.7
Net debt(6)	381.0	394.8	240.1	352.1	227.4
Total equity	432.2	246.5	401.3	318.1	431.1
Other Financial Data (unaudited):
EBITDA(7)	$21.9	$(27.6)	$159.2	$92.6	$92.7	$159.3
Adjusted EBITDA(8)	112.7	85.3	167.6	97.7	92.2	162.1
Depreciation and amortization	71.7	80.7	66.2	33.3	30.8	63.7
Capital expenditures(9)	77.2	59.3	33.9	13.6	21.5	41.8

(1)	In 2007, we recorded restructuring charges of $24.3 million relating to the organizational restructuring and headcount reductions associated with the realignment of the North American business and contract lease termination costs, severance and other costs relating to the closures of the Wyomissing plant and warehouse. In 2008, we recorded restructuring charges totaling $6.4 million in connection with severance costs relating to headcount reductions associated with our plan to refocus on retailer brands and reduce costs in the operation of our business (the “Refocus Plan”), and $0.3 million relating to lease termination. In 2009, we recorded restructuring charges of $1.5 million in connection with severance costs relating to headcount reductions associated with the Refocus Plan. In 2010, we recorded a gain related to a lease contract settlement.

(2)	In 2007, we recorded a non-cash impairment loss of $55.8 million, which is comprised of $0.8 million for the disposal of the Revelstoke facility and $55.0 million goodwill impairment charge for the United States reporting unit. In 2008, we recorded a non-cash $69.2 million goodwill impairment charge due to declines in our forecasts of volumes and the profit margin of products in the U.K., which resulted in lower revenues and operating income than the forecast used to value this asset in our 2007 impairment analysis.

(3)	In 2007, we recorded non-cash asset impairments of $10.7 million primarily related to the disposal of a water production facility and the discontinuance of certain hot-fill production assets. In 2008, we recorded a $35.4 million non-cash asset impairment charge related to intellectual property acquired from Royal Crown Company, Inc. (“Royal Crown”), including the right to manufacture our concentrates, with all related inventions, processes, technologies, technical and manufacturing information, know-how and the use of the Royal Crown brand outside of North America and Mexico and recorded a non-cash $2.6 million asset impairment charge for our Elizabethtown facility. We also recovered $1.0 million of previously impaired held-for-sale assets (hot filled production assets) in 2008. In 2009, we recorded $3.6 million of asset impairments, primarily related to customer intangibles.

(4)	Working capital consists of receivables, inventories, income tax recoverable, net of accounts payable, income tax payable and accrued liabilities.

(5)	CPLTD is the current portion of long-term debt.

(6)	Net debt means our total debt less cash and cash equivalents.

(7)	EBITDA means earnings from continuing operations before net interest, income taxes, depreciation, amortization and net income attributable to non-controlling interests. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. A reconciliation of EBITDA to net income (loss) is included in note (8) below.

(8)	Adjusted EBITDA means EBITDA adjusted for items which are not considered by management to be indicative of the underlying results. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about our financial performance. However, we have incurred the charges and expenses that constitute these adjustment in prior periods and expect to incur them in future periods. These expectations are forward-looking statements within the meaning of the securities laws and actual results may vary due to various risks, including those identified in the section entitled “Risk Factors.” Since EBITDA and such supplementary adjustments to EBITDA are not in accordance with GAAP and thus are susceptible to varying interpretations and calculations. Each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation from, or as a substitute for analysis of, our financial information reported under GAAP. Because of these limitations, none of EBITDA, Adjusted EBITDA or any related ratio using such measures should be considered as a measure of discretionary cash available to invest in business growth or reduce indebtedness. You are therefore cautioned not to place undue reliance on Adjusted EBITDA and financial ratios based on Adjusted EBITDA. The following table provides a reconciliation of Adjusted EBITDA to net income (loss):

	Fiscal Year Ended			Six Months Ended		Twelve Months Ended
	Dec. 29, 2007	Dec. 27, 2008	Jan. 2, 2010	June 27, 2009	July 3, 2010	July 3, 2010
	(dollars in millions)
Reconciliation:

Net income (loss) attributed to Cott Corporation	$(71.4)	$(122.8)	$81.5	$53.6	$33.8	$61.7
Depreciation and amortization	71.7	80.7	66.2	33.3	30.8	63.7
Interest expense, net	32.8	32.3	29.7	15.1	12.3	26.9
Income tax (benefit) expense	(13.9)	(19.5)	(22.8)	(11.6)	13.2	2.0
Net income attributable to non-controlling interests	2.7	1.7	4.6	2.2	2.6	5.0

EBITDA	21.9	(27.6)	159.2	92.6	92.7	159.3
Restructuring charges(a)	24.3	6.7	1.5	1.6	(0.5)	(0.6)
Goodwill impairment charges(b)	55.8	69.2	—	—	—	—
Asset impairment charges(c)	10.7	37.0	3.6	3.5	—	0.1
Other expense (loss on buyback of notes)	—	—	3.3	—	—	3.3

Adjusted EBITDA	$112.7	$85.3	$167.6	$97.7	$92.2	$162.1

(a)	See note (1) above.
(b)	See note (2) above.
(c)	See note (3) above.

(9)	Includes information technology expenditures.

Cliffstar Corporation

The following tables set forth Cliffstar’s summary consolidated financial data. You should read the following summary consolidated financial data in conjunction with Cliffstar’s audited consolidated financial statements and related notes and Cliffstar’s unaudited interim consolidated financial statements and related notes included herein.

The summary consolidated financial data as of and for the years ended January 2, 2010, January 3, 2009, and December 29, 2007 has been derived from Cliffstar’s audited consolidated financial statements included herein. The summary consolidated financial data as of and for the six months ended July 3, 2010 and July 4, 2009 has been derived from Cliffstar’s unaudited condensed consolidated financial statements included herein. The summary consolidated financial data for the twelve month period ended July 3, 2010 has been prepared by adding the statement of operations data for the six months ended July 3, 2010 and the year ended January 2, 2010 and subtracting the statement of operations data for the six months ended July 4, 2009. In the opinion of Cliffstar’s management, the unaudited interim consolidated financial data reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly Cliffstar’s financial position for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

				Unaudited
	Fiscal Year Ended			Six Months Ended		Twelve Months Ended
	Dec. 29, 2007	Jan. 3, 2009	Jan. 2, 2010	July 4, 2009	July 3, 2010	July 3, 2010
	(dollars in millions)
Income Statement Data:
Revenue:
Gross revenue	$647.5	$714.8	$693.2	$367.7	$341.2	$666.7
Less discounts	(28.3)	(22.0)	(21.9)	(11.6)	(11.1)	(21.4)

Net revenue	619.2	692.8	671.3	356.1	330.1	645.3
Costs and expenses:
Cost of goods sold (excluding depreciation)	550.2	626.8	516.3	276.1	246.8	487.0
Depreciation	11.5	13.0	13.5	6.9	6.6	13.2
Selling and administrative expenses	58.2	53.0	58.3	28.7	31.8	61.4

	619.9	692.8	588.1	311.7	285.2	561.6
Income (loss) from operations	(0.7)	—	83.2	44.4	44.9	83.7
Other expense:
Interest expense	11.4	12.1	4.7	2.9	1.4	3.2
Other	1.2	0.8	0.5	0.3	0.4	0.6

Total other expenses	12.6	12.9	5.2	3.2	1.8	3.8

Net income (loss)	$(13.3)	$(12.9)	$78.0	$41.2	$43.1	$79.9

	Fiscal Year Ended			Six Months Ended
	Dec. 29, 2007	Jan. 3, 2009	Jan. 2, 2010	July 4, 2009	July 3, 2010
	(dollars in millions)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$16.8	$27.8	$44.2	$(10.9)	$28.0
Cash flows provided by (used in) investing activities	(22.7)	(9.1)	(14.0)	(4.4)	(6.7)
Cash flows provided by (used in) financing activities	7.4	(21.0)	(30.7)	12.4	(24.0)

	Fiscal Year Ended				Six Months Ended			Twelve Months Ended
	Dec. 29, 2007		Jan. 3, 2009	Jan. 2, 2010	July 4, 2009		July 3, 2010	July 3, 2010
	(dollars in millions)
Balance Sheet Data (at period end):
Cash and cash equivalents	$		$3.3	$2.9	$		$0.2
Working capital(1)			12.0	59.6			78.6
Property, plant and equipment, less accumulated depreciation			94.0	92.5			92.6
Total assets			264.7	266.2			254.5
Long-term debt (includes CPLTD)(2)			106.9	93.5			97.6
Net debt(3)			103.6	90.6			97.4
Total equity			24.6	83.5			98.5

Other Financial Data (unaudited):
EBITDA(4)		$10.8	$12.8	$96.7		$51.3	$51.4	$96.8
Adjusted EBITDA(5)		24.5	31.9	73.6		37.5	45.2	81.3
Depreciation and amortization		12.7	13.6	14.0		7.2	6.9	13.7
Capital expenditures		22.7	9.2	14.0		4.5	6.9	16.4

(1)	Working capital consists of receivables, inventories, net of accounts payable and accrued liabilities.

(2)	CPLTD is the current portion of long-term debt.

(3)	Net debt means our total debt less cash and cash equivalents.

(4)	EBITDA means earnings from continuing operations before net interest, income taxes, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. A reconciliation of EBITDA to net income (loss) is included in footnote (5) below.

(5)	Adjusted EBITDA means EBITDA adjusted for items which are not considered by management to be indicative of the underlying results. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about our financial performance. However, we have incurred the charges and expenses that constitute these adjustment in prior periods and expect to incur them in future periods. These expectations are forward-looking statements within the meaning of the securities laws and actual results may vary due to various risks, including those identified under “Risk Factors.” Such supplementary adjustments to EBITDA are not in accordance with rules adopted by the SEC that apply to registration statements filed under the Securities Act and periodic reports filed under the Exchange Act. These rules prohibit the adjustment of a non-GAAP financial measure to eliminate or smooth items when the nature of the charge is such that it is reasonable likely to recur within two years or there was a similar charge within the prior two years. Accordingly, we will not present Adjusted EBITDA in filings made with the SEC. You are therefore cautioned not to place undue reliance on Adjusted EBITDA and financial ratios based on Adjusted EBITDA. The following table provides a reconciliation of Adjusted EBITDA to net income (loss):

	Fiscal Year Ended				Six Months Ended		Twelve Months Ended
	Dec. 29, 2007	Jan. 3, 2009	Jan. 2, 2010		July 4, 2009	July 3, 2010	July 3, 2010
	(dollars in millions)
Reconciliation:

Net income (loss)	$(13.3)	$(12.9)	$78.0		$41.2	$43.1	$79.9
Depreciation and amortization	12.7	13.6	14.0		7.2	6.9	13.7
Interest expense, net	11.4	12.1	4.7		2.9	1.4	3.2

EBITDA	10.8	12.8	96.7		51.3	51.4	96.8
Inventory adjustment(a)	13.7	19.1	(25.1	)(c)	(13.8)	(6.2)	(17.5)
Incentive adjustment(b)	—	—	2.0		—	—	2.0

Adjusted EBITDA	$24.5	$31.9	$73.6		$37.5	$45.2	$81.3

(a)	Cott utilized the FIFO method of inventory cost accounting. This adjustment represents the conversion of Cliffstar’s inventory from LIFO to FIFO.

(b)	In 2009, Cliffstar executed a discretionary incentive payment to certain employees that was in addition to their existing incentive plans. We excluded this amount as we believe it is unusual and non-recurring in nature.

(c)	In 2009, Cliffstar recorded an inventory adjustment of $2.5 million to revise prices paid for produce purchases in fiscal year 2008. We excluded this amount as we believe it is unusual and non-recurring in nature. This is in addition to the ($27.6) million of LIFO adjustments.

RISK FACTORS

Any investment in our common shares involves a high degree of risk. Prior to making a decision about investing in our common shares, you should carefully consider the risks described below and in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010 filed with the SEC, as amended or supplemented by subsequent Quarterly Reports on Form 10-Q, which is incorporated by reference herein, and which may be amended, supplemented or superseded from time to time by other documents we file with the SEC in the future. See “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.” The occurrence of any of these risks could materially adversely affect our business, operating results and financial condition. As a result, the trading price of our common shares may decline, and you might lose part or all of your investment.

The risks and uncertainties we describe are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of our common shares and the loss of all or part of your investment.

Risks Related to the Cliffstar Acquisition

If we fail to complete the Cliffstar Acquisition, we will not recognize some of the benefits we describe in the prospectus supplement.

Although we have entered into the Asset Purchase Agreement with respect to our proposed acquisition of substantially all of the assets and liabilities of Cliffstar Corporation and its affiliated companies, we cannot guarantee when, or whether the Cliffstar Acquisition will be completed. The closing of the Cliffstar Acquisition is subject to several conditions, including receipt of financing and other customary conditions, including receipt of required regulatory approvals, and there can be no assurance that the Cliffstar Acquisition will be completed as contemplated, or at all. If the conditions are not met, the Cliffstar Acquisition may not be completed. This offering is not contingent or in any way dependent on the Cliffstar Acquisition. Accordingly, by purchasing the common shares, you are investing in Cott on a stand-alone basis, without the business of Cliffstar, if we do not consummate the Cliffstar Acquisition. Although certain information included in this prospectus supplement generally assumes consummation of the Cliffstar Acquisition, we cannot assure you that the Cliffstar Acquisition will be consummated on the terms described herein or at all. If the Cliffstar Acquisition is not completed, the net proceeds from this offering that are not used for the Cliffstar Acquisition will be used in the discretion of our management for general corporate purposes, which may include other potential acquisitions, expansion of our operations, repayment of existing debt, share repurchases or other uses. See “—Risks Related to the Company’s Common Shares and the Offering—We have not identified any specific use of the net proceeds of this offering of common shares in the event the Cliffstar Acquisition is not completed.” If we are unable to complete the Cliffstar Acquisition, we may not realize some of the benefits that are described in the prospectus supplement, and the value of our common shares could be impaired.

Additional sources of financing are necessary for us to complete the Cliffstar Acquisition. We plan to fund the remainder of the Cliffstar Acquisition with the net proceeds from the Notes Offering and borrowings under the Amended ABL Facility, which we intend to amend or refinance concurrently with the closing of this offering to, among other things, increase the amount of borrowings available under such facility. There can be no assurances that the Notes Offering, Amended ABL Facility or other sources of liquidity can be arranged that will enable us to consummate the Cliffstar Acquisition.

We may not realize the expected benefits of the Cliffstar Acquisition because of integration difficulties and other challenges.

The success of the Cliffstar Acquisition will depend, in part, on our ability to realize all or some of the anticipated benefits from integrating Cliffstar’s business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of Cliffstar’s business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	possible inconsistencies in standards, controls, procedures and policies, and compensation structures between Cliffstar’s structure and our structure;

•	failure to retain key customers and suppliers;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees;

•	operating risks inherent in Cliffstar’s business and our business; and

•	unanticipated issues, expenses and liabilities.

We may not be able to maintain the levels of revenue, earnings or operating efficiency that each of Cott and Cliffstar had achieved or might achieve separately. In addition, we may not accomplish the integration of Cliffstar’s business smoothly, successfully or within the anticipated costs or timeframe. If we experience difficulties with the integration process, the anticipated benefits of the Cliffstar Acquisition may not be realized fully, or at all, or may take longer to realize than expected.

We face risks associated with our Asset Purchase Agreement in connection with the Cliffstar Acquisition.

In connection with the Cliffstar Acquisition, we will be subject to substantially all the liabilities of Cliffstar that are not satisfied on or prior to the closing date. There may be liabilities that we underestimated or did not discover in the course of performing our due diligence investigation of Cliffstar. Under the Asset Purchase Agreement, the seller has agreed to provide us with a limited set of representations and warranties. Our sole remedy from the seller for any breach of those representations and warranties is an action for indemnification, not to exceed $50.0 million. Damages resulting from a breach of a representation or warranty could have a material and adverse effect on our financial condition and results of operations.

We have a significant amount, and will have an additional amount following the Cliffstar Acquisition, of goodwill and other intangible assets on our consolidated financial statements that are subject to impairment based upon future adverse changes in our business or prospects.

As of July 3, 2010, the carrying values of goodwill and other intangible assets on our balance sheet were $30.3 million and $149.3 million, respectively. As of July 3, 2010, on a pro forma basis after giving effect to the Cliffstar Acquisition, we would have goodwill of $168.0 million and other intangible assets of $408.7 million. We evaluate goodwill and indefinite life intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment is indicated and indefinite life intangible assets are impaired when their book value exceeds fair value. The value of goodwill and other intangible assets from the allocation of the purchase price from the Cliffstar Acquisition will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs or general changes in our business or industry and could require an impairment charge in the future.

The historical and unaudited pro forma financial information included in this prospectus supplement may not be representative of our combined results after the Cliffstar Acquisition, and accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and Cliffstar operated as separate companies prior to the Cliffstar Acquisition. We have had no prior history as a combined company. The historical financial statements of Cliffstar may be different from those that would have resulted had Cliffstar been operated as part of Cott or from those that may result in the future from Cliffstar being operated as a part of Cott. The pro forma financial information, which was prepared in accordance with Article 11 of the SEC’s Regulation S-X, is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Cliffstar Acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Cliffstar’s net assets. The purchase price allocation reflected in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Cliffstar as of the date of the completion of the Cliffstar Acquisition. The pro forma financial information does not reflect future non-recurring charges resulting from the Cliffstar Acquisition. The pro forma financial information does not reflect future events that may occur after the Cliffstar Acquisition, including the costs related to the planned integration of Cliffstar, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Cliffstar Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

As a private company, Cliffstar may not have in place an adequate system of internal control over financial reporting that we will need to manage that business effectively as part of a public company.

Pursuant to the Asset Purchase Agreement, we will acquire substantially all of the assets and liabilities of Cliffstar and its affiliated companies. None of these companies have previously been subject to periodic reporting as a public company. There can be no assurance that Cliffstar has in place a system of internal control over financial reporting that is required for public companies, and that will be required of us with respect to Cliffstar when the Cliffstar Acquisition is completed. Establishing, testing and maintaining an effective system of internal control over financial reporting requires significant resources and time commitments on the part of our management and our finance and accounting staff, may require additional staffing and infrastructure investments, and would increase our costs of doing business. Moreover, if we discover aspects of Cliffstar’s internal controls that need improvement, we cannot be certain that our remedial measures will be effective. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or increase our risk of material weaknesses in internal controls.

We will incur substantial indebtedness in order to finance the Cliffstar Acquisition, which could adversely affect our business and limit our ability to plan for or respond to changes in our business.

In connection with the Cliffstar Acquisition, we expect to amend or refinance our existing ABL Facility and draw down a substantial amount of indebtedness under that facility in order to fund the Cliffstar Acquisition. Although we have a financing commitment from such lenders for the Amended ABL Facility, the amendment and subsequent draw down under the proposed Amended ABL Facility is subject to certain conditions and we cannot assure you that those conditions will be satisfied. Upon the amendment and subsequent draw down of the proposed Amended ABL Facility, we will have substantially more indebtedness than has been the case for us historically.

Our ability to make payments on and to refinance our debt obligations and to fund planned capital expenditures depends on our ability to generate cash from our future operations. This, to a certain extent, is subject to financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, if we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of our business strategy, prevent us from entering into transactions that would otherwise benefit our business and/or have a material adverse effect on our financial condition and results of operations. We may not be able to refinance our indebtedness or take such other actions, if necessary, on commercially reasonable terms, or at all.

Failure to complete the Cliffstar Acquisition could negatively impact our common share price and our future business and financial results.

Consummation of the Cliffstar Acquisition is subject to customary closing conditions and depends on our ability to obtain sufficient financing through this offering of common shares, the Notes Offering and borrowings under the Amended ABL Facility. If the Cliffstar Acquisition is not completed for any reason, our ongoing business and financial results may be adversely affected, and we will be subject to a number of risks, including the following:

•	we may be required, under certain circumstances, to pay a termination fee to Cliffstar in connection with a termination of the Asset Purchase Agreement;

•

we will be required to pay certain other costs relating to the Cliffstar Acquisition, whether or not the Cliffstar Acquisition is completed, such as legal, accounting, financial advisor and printing fees; and

•

matters relating to the Cliffstar Acquisition (including integration planning) may require substantial commitments of time and resources by our management, whether or not the Cliffstar Acquisition is completed, which could otherwise have been devoted to other opportunities that may have been beneficial to us.

If the Cliffstar Acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the trading price of our common shares, which may cause the value of your investment to decline.

We will incur significant transaction and acquisition-related costs in connection with the Cliffstar Acquisition, whether or not it is completed.

We have already incurred significant costs, and expect to incur significant additional costs associated with the Cliffstar Acquisition. The substantial majority of these costs will be non-recurring transaction expenses and costs. These non-recurring costs and expenses are not reflected in the pro forma financial information included in this prospectus supplement. We may incur additional costs to maintain employee morale and to retain key employees. We estimate that we will incur direct transaction costs of approximately $25.0 million associated with the Cliffstar Acquisition, this offering, the Notes Offering and the Amended ABL Facility. These costs will reduce the amount of cash otherwise available for the payment of our debt and other corporate purposes. There is no assurance that the actual costs may not exceed these estimates. Any actual costs incurred by us in excess of our estimates may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Business

We may be unable to compete successfully in the highly competitive beverage category.

The markets for our products are extremely competitive. In comparison to the major national brand beverage manufacturers, we are a relatively small participant in the industry. We face competition from the national brand beverage manufacturers in all of our markets and from other retailer brand beverage manufacturers. If our competitors reduce their selling prices, increase the frequency of their promotional activities in our core markets, enter into the production of private-label products, or if our customers do not allocate adequate shelf space for the beverages we supply, we could experience a decline in our volumes, be forced to reduce pricing, forgo price increases required to offset increased costs of raw materials and fuel, increase capital and other expenditures, or lose market share, any of which could adversely affect our profitability.

We may not be able to respond successfully to consumer trends related to carbonated and non-carbonated beverages.

Consumer trends with respect to the products we sell are subject to change. Consumers are seeking increased variety in their beverages, and there is a growing interest among the public regarding the ingredients in our products, the attributes of those ingredients and health and wellness issues generally. This interest has resulted in a decline in consumer demand for full-calorie CSDs and an increase in consumer demand for products associated with health and wellness, such as reduced-calorie CSDs, water, enhanced water, teas and certain other non-carbonated beverages, including juices. Consumer preferences may change due to a variety of other factors, including the aging of the general population, changes in social trends, the real or perceived impact that the manufacturing of our products has on the environment, changes in consumer demographics, changes in travel, vacation or leisure activity patterns, negative publicity resulting from regulatory action or litigation against companies in the industry, or a downturn in economic conditions. Any of these changes may reduce consumers’ demand for our products.

There can be no assurance that we can develop or be a “fast follower” of innovative products that respond to consumer trends. Our failure to develop innovative products could put us at a competitive disadvantage in the marketplace and our business and financial results could be adversely affected.

Because a small number of customers account for a significant percentage of our sales, the loss of or reduction in sales to any significant customer could have a material adverse effect on our results of operations and financial condition.

A significant portion of our revenue is concentrated in a small number of customers. Our customers include many large national and regional grocery, mass-merchandise, drugstore, wholesale and convenience store chains in our core markets of North America, U.K. and Mexico. Sales to Wal-Mart, our top customer in 2009, 2008 and 2007 accounted for 33.5%, 35.8% and 39.8%, respectively, of our total revenue. Sales to our top ten customers in 2009, 2008 and 2007 accounted for approximately 60%, 62% and 64%, respectively, of our total revenue. We expect that sales of our products to a limited number of customers will continue to account for a high percentage of our revenue for the foreseeable future.

On January 27, 2009, we received written notice from Wal-Mart stating that Wal-Mart was exercising its right to terminate, without cause, our exclusive supply contract, effective on January 28, 2012 (the “Exclusive Supply Contract”). Pursuant to the terms of the Exclusive Supply Contract, we are the exclusive supplier to Wal-Mart of retailer brand CSDs in the United States. The termination provision of the Exclusive Supply Contract provides for exclusivity to be phased out over a period of three years following notice of termination (the “Notice Period”). Accordingly, we had the exclusive right to supply at least two-thirds of Wal-Mart’s total CSD volume in the United States during the first 12 months of the Notice Period, and we have the exclusive right to supply at least one-third of Wal-Mart’s total CSD volume in the U.S. during the second 12 months of the Notice Period. Notwithstanding the termination of the Exclusive Supply Contract, we continue to supply Wal-Mart and its affiliated companies, under annual non-exclusive supply agreements, with a variety of products in the United States, Canada, U.K. and Mexico, including CSDs, clear, still and sparkling flavored waters, juice-based products, bottled water, energy drinks and ready-to-drink teas.

The loss of Wal-Mart or any significant customer, or customers that in the aggregate represent a significant portion of our revenue, or a material reduction in the amount of business we undertake with any such customer or customers, could have a material adverse effect on our operating results and cash flows. Furthermore, we could be adversely affected if Wal-Mart or any significant customer reacts unfavorably to any pricing of our products or decides to de-emphasize or reduce their product offerings in the categories with which we supply them. As of July 3, 2010, we had $68.1 million of customer relationships recorded as an intangible asset. The permanent loss of any customer included in the intangible asset would result in impairment in the value of the intangible asset or accelerated amortization and could lead to an impairment of fixed assets that were used to service that client.

Our ingredients, packaging supplies and other costs are subject to price increases and we may be unable to effectively pass rising costs on to our customers.

We bear the risk of changes in prices on the ingredient and packaging in our products. The majority of our ingredient and packaging supply contracts allow our suppliers to alter the prices they charge us based on changes in the costs of the underlying commodities that are used to produce them. Aluminum for cans and ends, resin for polyethylene terephthalate (“PET”) bottles, preforms and caps, corn for HFCS and fruit are examples of these underlying commodities. In addition, the contracts for certain of our ingredient and packaging materials permit our suppliers to increase the costs they charge us based on increases in their cost of converting those underlying commodities into the materials that we purchase. In certain cases those increases are subject to negotiated limits and, in other cases, they are not. These changes in the prices that we pay for ingredient and packaging materials occur at times that vary by product and supplier, but are principally on a monthly or annual basis.

We are at risk with respect to fluctuating aluminum prices. Because PET resin is not a traded commodity, no fixed price mechanism has been implemented, and we are accordingly also at risk with respect to changes in PET prices. Fruit prices have been, and we expect them to continue to be, subject to significant volatility. While fruit is available from numerous independent suppliers, these raw materials are subject to fluctuations in price attributable to, among other things, changes in crop size and federal and state agricultural programs. HFCS also has a history of volatile price changes. We typically purchase HFCS requirements for North America under 12 month contracts. We have entered into fixed price commitments for a majority of our HFCS requirements for 2010. We have also entered into fixed price commitments for a majority of our forecasted aluminum requirements for 2010 as well as approximately half of our requirements for 2011.

Accordingly, we bear the risk of fluctuations in the costs of these ingredient and packaging materials, including the underlying costs of the commodities used to manufacture them and, to some extent, the costs of converting those commodities into the materials we purchase. We currently do not use derivatives to manage this risk. If the cost of these ingredients or packaging materials increases, we may be unable to pass these costs along to our customers through adjustments to the prices we charge. If we cannot pass on these increases to our customers on a timely basis, they could have a material adverse effect on our results of operations. If we are able to pass these costs on to our customers through price increases, the impact those increased prices could have on our volumes is uncertain.

Our beverage and concentrate production facilities use a significant amount of electricity, natural gas and other energy sources to operate. Fluctuations in the price of fuel and other energy sources for which we have not locked in long-term pricing commitments or arrangements would affect our operating costs, which could impact our profitability.

If we fail to manage our operations successfully, our business and financial results may be materially and adversely affected.

We believe that opportunities exist to increase sales of beverages in our markets by leveraging existing customer relationships, obtaining new customers, exploring new channels of distribution, introducing new products or identifying appropriate acquisition or strategic alliance candidates. The success of this strategy with respect to acquisitions depends on our ability to manage and integrate acquisitions and alliances into our existing business. Furthermore, the businesses or product lines that we acquire or align with may not be integrated successfully into our business or prove profitable. In addition to the foregoing factors, our ability to expand our business in foreign countries is also dependent on, and may be limited by, our ability to comply with the laws of the various jurisdictions in which we may operate, as well as changes in local government regulations and policies in such jurisdictions. If we fail to manage the geographic allocation of production capacity surrounding customer demand in North America, we may lose certain customer product volume or have to utilize co-packers to fulfill our customer capacity obligations, either of which could negatively impact our financial results.

Our geographic diversity subjects us to the risk of currency fluctuations.

We are exposed to changes in foreign currency exchange rates, including those between the U.S. dollar and the pound sterling, the euro, the Canadian dollar, the Mexican peso and other currencies. Our operations outside of the United States accounted for 36.7% of our 2009 sales. Accordingly, currency fluctuations in respect of our outstanding non-U.S. dollar denominated net asset balances may affect our reported results and competitive position.

Furthermore, our foreign operations purchase key ingredients and packaging supplies in U.S. dollars. This exposes them to additional foreign currency risk that can adversely affect our reported results.

Our hedging activities, which are designed to minimize and delay, but not to completely eliminate, the effects of foreign currency fluctuations may not sufficiently mitigate the impact of foreign currencies on our financial results. Factors that could affect the effectiveness of our hedging activities include accuracy of sales forecasts, volatility of currency markets, and the availability of hedging instruments. Our future financial results could be significantly affected by the value of the U.S. dollar in relation to the foreign currencies in which we conduct business. The degree to which our financial results are affected for any given time period will depend in part upon our hedging activities.

If we are unable to maintain relationships with our raw material suppliers, we may incur higher supply costs or be unable to deliver products to our customers.

In addition to water, the principal raw materials required to produce our products are PET bottles, caps and preforms, aluminum cans and ends, labels, cartons and trays, fruit, concentrates and sweeteners. We rely upon our ongoing relationships with our key suppliers to support our operations.

We typically enter into annual or multi-year supply arrangements with our key suppliers, meaning that our suppliers are obligated to continue to supply us with materials for one-year or multi-year periods, at the end of which we must either renegotiate the contracts with those suppliers or find alternative sources for supply.

There can be no assurance that we will be able to either renegotiate contracts (with similar or more favorable terms) with these suppliers when they expire or, alternatively, if we are unable to renegotiate contracts with our key suppliers, there can be no assurance that we could replace them. We could also incur higher ingredient and packaging supply costs in renegotiating contracts with existing suppliers or replacing those suppliers, or we could experience temporary disruptions in our ability to deliver products to our customers, either of which could have a material adverse effect on our results of operations.

With respect to some of our key packaging supplies, such as aluminum cans and ends, and some of our key ingredients, such as sweeteners, we have entered into long-term supply agreements, the remaining terms of which range from 12 to 18 months, and therefore we are assured of a supply of those key packaging supplies and ingredients during such terms. Crown Cork & Seal, Inc. (“CCS”) supplies aluminum cans and ends under a contract expiring on December 31, 2011. The contract provides that CCS will supply our entire aluminum can and end requirements worldwide, subject to certain exceptions. In addition, the supply of specific ingredient and packaging materials could be adversely affected by many factors, including industry consolidation, energy shortages, governmental controls, labor disputes, natural disasters, transportation interruption, political instability, acts of war or terrorism and other factors.

We have a significant amount of outstanding debt, which could adversely affect our financial health and future cash flows may not be sufficient to meet our obligations.

As of July 3, 2010, after giving effect to the Cliffstar Acquisition, this offering and the application of net proceeds therefrom, the Notes Offering and the application of net proceeds therefrom, and $85.0 in borrowings under our Amended ABL Facility, our total indebtedness would have been $709.2 million. Our present indebtedness and any future borrowings could have important adverse consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which would increase future debt costs;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry;

•	placing us at a competitive disadvantage to our competitors that may not be as highly leveraged with debt as we are; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent we become more leveraged, the risks described above would increase. In addition, our actual cash requirements in the future may be greater than expected. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on attractive terms, commercially reasonable terms or at all. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We will have the right to incur substantial additional indebtedness in the future. The terms of the agreements governing our indebtedness restrict, but do not in all circumstances, prohibit us from doing so. All existing and future borrowings under the Amended ABL Facility will rank pari passu with the notes and the subsidiary guarantees and such borrowings will be secured by substantially all of our assets. Under the instruments governing our debt, we may incur substantial additional debt that ranks equal with the notes. In addition, the indenture governing the notes offered in the Notes Offering, and the indenture governing our 8.375% senior notes due 2017 (the “2017 Notes”), would permit us to incur additional indebtedness under certain incurrence baskets without having to meet coverage ratio incurrence tests or other EBITDA thresholds. Under certain debt incurrence tests, the amount of total debt we could incur in the future under the indenture governing the notes in the Notes Offering and the indenture governing the 2017 Notes could increase.

Any additional debt may be governed by indentures or other instruments containing covenants that could place restrictions on the operation of our business and the execution of our business strategy in addition to the restrictions on our business already contained in the agreements governing our existing debt. Because any decision to issue debt securities or enter into new debt facilities will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future debt financings and we may be required to accept unfavorable terms for any such financings.

Our ABL Facility and the indenture governing the 2017 Notes contain, and the indenture governing the notes offered in the Notes Offering and our Amended ABL Facility will contain, various covenants limiting the discretion of our management in operating our business, which could prevent us from capitalizing on business opportunities and taking some corporate actions.

Our ABL Facility and indenture governing the 2017 Notes impose, and the indenture governing the notes offered in the Notes Offering and our Amended ABL Facility will impose, significant operating and financial restrictions on us. These restrictions will limit or restrict, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	make restricted payments (including paying dividends on, redeeming, repurchasing or retiring our capital stock);

•	make investments;

•	create liens;

•	sell assets;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends, make loans or transfer assets to us;

•	engage in transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications. In addition, our ABL Facility also requires us, and the Amended ABL Facility will require us, under certain circumstances, to maintain compliance with a financial covenant. Our ability to comply with this covenant may be affected by events beyond our control, including those described in this “Risk Factors” section. A breach of any of the covenants contained in our ABL Facility or Amended ABL Facility, including our inability to comply with the financial covenant, could result in an event of default, which would allow the lenders under our ABL Facility or Amended ABL Facility to declare all borrowings outstanding to be due and payable, which would in turn trigger an event of default under the indenture governing the notes offered in the Notes Offering and the indenture governing the 2017 Notes and, potentially, our other indebtedness. At maturity or in the event of an acceleration of payment obligations, we would likely be unable to pay our outstanding indebtedness with our cash and cash equivalents then on hand. We would, therefore, be required to seek alternative sources of funding, which may not be available on commercially reasonable terms, terms as favorable as our current agreements or at all, or face bankruptcy. If we are unable to refinance our indebtedness or find alternative means of financing our operations, we may be required to curtail our operations or take other actions that are inconsistent with our current business practices or strategy.

A portion of our indebtedness is variable rate debt, and changes in interest rates could adversely affect us by causing us to incur higher interest costs with respect to such variable rate debt.

Our ABL Facility subjects us to, and the Amended ABL Facility will subject us to, interest rate risk. The rate at which we pay interest on amounts borrowed under such facilities fluctuates with changes in interest rates and our debt leverage. Accordingly, with respect to any amounts from time to time outstanding under our ABL Facility or Amended ABL Facility, we are and will be exposed to changes in interest rates. If we are unable to adequately manage our debt structure in response to changes in the market, our interest expense could increase, which would negatively impact our financial condition and results of operations.

Our financial results may be negatively impacted by the recent global financial events.

In recent years, global financial events have resulted in the consolidation, failure or near failure of a number of institutions in the banking, insurance and investment banking industries and have substantially reduced the ability of companies to obtain financing. These events have also adversely affected the stock market. These events could continue to have a number of different effects on our business, including:

•	a reduction in consumer spending, which could result in a reduction in our sales volume;

•	a negative impact on the ability of our customers to timely pay their obligations to us or our vendors to timely supply materials, thus reducing our cash flow;

•	an increase in counterparty risk;

•	an increased likelihood that one or more members of our banking syndicate may be unable to honor its commitments under our ABL Facility or Amended ABL Facility; and

•	restricted access to capital markets that may limit our ability to take advantage of business opportunities, such as acquisitions.

Other events or conditions may arise or persist directly or indirectly from the global financial events that could negatively impact our business.

We may not fully realize the expected cost savings and/or operating efficiencies from our restructuring activities.

During the last five years we have implemented, and may in the future implement, restructuring activities to support the implementation of key strategic initiatives designed to achieve long-term sustainable growth. These activities are intended to maximize our operating effectiveness and efficiency and to reduce our costs. We cannot be assured that we will achieve or sustain the targeted benefits under these programs or that the benefits, even if achieved, will be adequate to meet our long-term growth expectations. In addition, the implementation of key elements of these activities, such as employee job reductions and plant closures, may have an adverse impact on our business, particularly in the near-term.

Substantial disruption to production at our beverage concentrates or other beverage production facilities could occur.

A disruption in production at our beverage concentrates production facility, which manufactures almost all of our concentrates, could have a material adverse effect on our business. In addition, a disruption could occur at any of our other facilities or those of our suppliers, bottlers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, manufacturing problems, disease, strikes, transportation interruption, government regulation or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Our success depends, in part, on our intellectual property, which we may be unable to protect.

We possess certain intellectual property that is important to our business. This intellectual property includes trade secrets, in the form of the concentrate formulas for most of the beverages that we produce, and trademarks for the names of the beverages that we sell. While we own certain of the trademarks used to identify our beverages, other trademarks are used through licenses from third parties or by permission from our retailer brand customers. Our success depends, in part, on our ability to protect our intellectual property.

To protect this intellectual property, we rely principally on registration of trademarks, contractual responsibilities and restrictions in agreements (such as indemnification, nondisclosure and confidentiality agreements) with employees, consultants and customers, and on common law and statutory protections afforded to trademarks, trade secrets and proprietary “know-how.” In addition, we vigorously protect our intellectual property against infringements using any and all legal remedies available. Notwithstanding our efforts, we may not be successful in protecting our intellectual property for a number of reasons, including:

•	our competitors may independently develop intellectual property that is similar to or better than ours;

•

employees, consultants or customers may not abide by their contractual agreements and the cost of enforcing those agreements may be prohibitive, or those agreements may prove to be unenforceable or more limited than anticipated;

•	foreign intellectual property laws may not adequately protect our intellectual property rights; and

•	our intellectual property rights may be successfully challenged, invalidated or circumvented.

If we are unable to protect our intellectual property, our competitive position would weaken and we could face significant expense to protect or enforce our intellectual property rights. As of July 3, 2010, we had $45.0 million of rights and $8.6 million of trademarks recorded as intangible assets.

Occasionally, third parties may assert that we are, or may be, infringing on or misappropriating their intellectual property rights. In these cases, we intend to defend against claims or negotiate licenses when we consider these actions appropriate. Intellectual property cases are uncertain and involve complex legal and factual questions. If we become involved in this type of litigation, it could consume significant resources and divert our attention from business operations.

If we are found to infringe on the intellectual property rights of others, we could incur significant damages, be enjoined from continuing to manufacture, market or use the affected product, or be required to obtain a license to continue manufacturing or using the affected product. A license could be very expensive to obtain or may not be available at all. Similarly, changing products or processes to avoid infringing the rights of others may be costly or impracticable.

Our products may not meet health and safety standards or could become contaminated and we could be liable for injury, illness or death caused by consumption of our products.

We have adopted various quality, environmental, health and safety standards. However, our products may still not meet these standards or could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our bottlers, distributors or suppliers. This could result in expensive production interruptions, recalls and liability claims. We may be liable to our customers if the consumption of any of our products causes injury, illness or death. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could have a material adverse effect on our results of operations or cash flows.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We are party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. We may establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies. We base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Actual settlements, judgments or resolutions of these claims or proceedings may negatively affect our business and financial performance.

Changes in the legal and regulatory environment in the jurisdictions in which we operate could increase our costs or reduce our revenues.

As a producer of beverages, we must comply with various federal, state, provincial, local and foreign laws relating to production, packaging, quality, labeling and distribution, including, in the United States, those of the federal Food, Drug and Cosmetic Act, the Fair Packaging and Labeling Act, the Federal Trade Commission Act, the Nutrition Labeling and Education Act and California Proposition 65. We are also subject to various federal, state, provincial, local and foreign environmental laws and workplace regulations. These laws and regulations include, in the United States, the Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, the Federal Motor Carrier Safety Act, laws governing equal employment opportunity, customs and foreign trade laws and regulations, laws relating to the maintenance of fuel storage tanks, laws relating to water consumption and treatment, and various other federal statutes and regulations. These laws and regulations may change as a result of political, economic, or social events. Such regulatory changes may include changes in food and drug laws, laws related to advertising, accounting standards, taxation requirements, competition laws and environmental laws, including laws relating to the regulation of water rights and treatment. Changes in laws, regulations or government policy and related interpretations may alter the environment in which we do business, which may impact our results or increase our costs or liabilities.

Proposed taxes on CSDs and other drinks could have an adverse effect on our business.

Federal, state, local and foreign governments have considered imposing taxes on soda and other sugary drinks. Any such taxes could negatively impact consumer demand for our products and have an adverse effect on our revenues.

We are not in compliance with the requirements of the Ontario Environmental Protection Act (“OEPA”) and, if the Ontario government seeks to enforce those requirements or implements modifications to them, we could be adversely affected.

Certain regulations under the OEPA provide that a minimum percentage of a bottler’s soft drink sales within specified areas in Ontario must be made in refillable containers. The penalty for non-compliance is a fine of $50,000 per day beginning when the first offense occurs and continuing until the first conviction, and then increasing to $100,000 per day for each subsequent conviction. These fines may be increased to equal the amount of monetary benefit acquired by the offender as a result of the commission of the offense. We, and we believe other industry participants, are currently not in compliance with the requirements of the OEPA. We do not expect to be in compliance with these regulations in the foreseeable future. Ontario is not enforcing the OEPA at this time, but if it chose to enforce the OEPA in the future, we could incur fines for non-compliance and the possible prohibition of sales of soft drinks in non-refillable containers in Ontario. We estimate that approximately 3% of our sales would be affected by the possible limitation on sales of soft drinks in non-refillable containers in Ontario if the Ontario Ministry of the Environment initiated an action to enforce the provisions of the OEPA against us.

In April 2003, the Ontario Ministry of the Environment proposed to revoke these regulations in favor of new mechanisms under the Ontario Waste Diversion Act to enhance diversion from disposal of CSD containers. On December 22, 2003, the Ontario provincial government approved the implementation of the Blue Box Program plan under the Ministry of Environment Waste Diversion Act. The Program requires those parties who are brand owners or licensees of rights to brands which are manufactured, packaged or distributed for sale in Ontario to contribute to the net cost of the Blue Box Program. We generally manufacture, package and distribute products for and on behalf of third party customers. Therefore, we do not believe that we will be responsible for direct costs of the Program. However, our customers may attempt to pass these costs, or a portion of them, on to us. We do not believe that the costs for which we may ultimately be responsible under this Program will have a material adverse effect on our results of operations; however, we cannot guarantee this outcome. The Blue Box Program does not revoke any of the regulations mentioned above under the OEPA regarding refillable containers, although the industry anticipates that they will be reversed in the future.

Adverse weather conditions could affect our supply chain and reduce the demand for our products.

Severe weather conditions and natural disasters, such as freezes, frosts, floods, hurricanes, tornados, droughts or earthquakes and crop diseases may affect our facilities and our supply of raw materials such as fruit. If the supply of any of our raw materials is adversely affected by weather conditions, it may result in increased raw material costs and there can be no assurance that we will be able to obtain sufficient supplies from other sources. In addition, the sales of our products are influenced to some extent by weather conditions in the markets in which we operate. Unusually cold or rainy weather during the summer months may reduce the demand for our products and contribute to lower revenues, which could negatively impact our profitability.

Global or regional catastrophic events could impact our operations and financial results.

Our business can be affected by large-scale terrorist acts, especially those directed against the United States or other major industrialized countries in which we do business, major natural disasters, or widespread outbreaks of infectious diseases such as H1N1 influenza. Such events could impair our ability to manage our business, could disrupt our supply of raw materials, and could impact production, transportation and delivery of products. In addition, such events could cause disruption of regional or global economic activity, which can affect consumers’ purchasing power in the affected areas and, therefore, reduce demand for our products.

Our success depends in part upon our ability to recruit, retain and prepare succession plans for our CEO, CFO, senior management and key employees.

The performance of our CEO, CFO, senior management and other key employees is critical to our success. We plan to continue to invest time and resources in developing our senior management and key employee teams. In 2009, we appointed a new CEO and a new CFO of the Company. Our long-term success will depend on our ability to recruit and retain capable senior management and other key employees, and any failure to do so could have a material adverse effect on our future operating results and financial condition. Further, if we fail to adequately plan for the succession of our CEO, CFO, senior management and other key employees, our operating results could be adversely affected.

Changes in future business conditions could cause business investments and/or recorded goodwill, indefinite life intangible assets or other intangible assets to become impaired, resulting in substantial losses and writedowns that would reduce our results of operations.

As part of our overall strategy, we will, from time to time, make investments in other businesses. These investments are made upon careful target analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining investment amount or acquisition price. After acquisition or investment, unforeseen issues could arise that adversely affect anticipated returns or that are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates. Goodwill accounted for approximately $30.3 million of our recorded total assets as of July 3, 2010. We evaluate the recoverability of recorded goodwill amounts annually, or when evidence of potential impairment exists. The annual impairment test is based on several factors requiring judgment and certain underlying assumptions. Our only intangible asset with an indefinite life relates to the 2001 acquisition of intellectual property from Royal Crown Company, Inc. including the right to manufacture our concentrates, with all related inventions, processes, technologies, technical and manufacturing information, know-how and the use of the Royal Crown brand outside of North America and Mexico (the “Rights”). This asset, which has a net book value of $45.0 million, is more fully described in Note 8 to the financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2010.

As of July 3, 2010, other intangible assets were $104.3 million, which consisted principally of $68.1 million of customer relationships that arose from acquisitions and trademarks of $8.6 million. Customer relationships are amortized on a straight-line basis for the period over which we expect to receive economic benefits, which is up to 15 years. We review the estimated useful life of these intangible assets annually, taking into consideration the specific net cash flows related to the intangible asset, unless it is required more frequently due to a triggering event such as the loss of a customer. The permanent loss of any customer included in the intangible asset would result in impairment in the value of the intangible asset or accelerated amortization and could lead to an impairment of fixed assets that were used to service that client. Principally, a decrease in expected operating segment cash flows, changes in market conditions, loss of key customers and a change in our imputed cost of capital may indicate potential impairment of recorded goodwill or the Rights. For additional information on accounting policies we have in place for goodwill impairment, see our discussion under “Critical Accounting Policies and Estimates” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Annual Report on Form 10-K for the year ended January 2, 2010 (the “Form 10-K”) and Note 1, “Summary of Significant Accounting Policies,” in the notes to the financial statements included in the Form 10-K.

We may not be able to renew collective bargaining agreements on satisfactory terms, or we could experience strikes.

As of July 3, 2010, 921 of our employees were covered by collective bargaining agreements. These agreements typically expire every three to five years at various dates. We may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could impair our ability to manufacture and distribute our products and result in a substantial loss of sales. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect our ability to increase operational efficiency.

We depend on key information systems and third-party service providers.

We depend on key information systems to accurately and efficiently transact our business, provide information to management and prepare financial reports. We rely on third-party providers for the majority of our key information systems and business processing services, including hosting our primary data center. In particular, we are in the process of implementing a new SAP software platform to assist us in the management of our business and are also reorganizing certain processes within our finance and accounting departments. If we fail to successfully implement these projects or if the projects do not result in increased operational efficiencies, our operations may be disrupted and our operating expenses could increase, which could adversely affect our financial results. In addition, these systems and services are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance.

We also face other risks that could adversely affect our business, results of operations or financial condition, which include:

•	any requirement to restate financial results in the event of inappropriate application of accounting principles;

•	any event that could damage our reputation;

•	failure of our processes to prevent and detect unethical conduct of employees;

•	a significant failure of internal controls over financial reporting;

•	failure of our prevention and control systems related to employee compliance with internal policies and regulatory requirements; and

•	failure of corporate governance policies and procedures.

Risks Related to the Company’s Common Shares and the Offering

We have not identified any specific use of the net proceeds of this offering of common shares in the event the Cliffstar Acquisition is not completed.

Consummation of the Cliffstar Acquisition is subject to a number of conditions and, if the Asset Purchase Agreement is terminated for any reason, our board of directors and management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that results in an increase to the market price of our common shares. Though we intend to use the net proceeds from this offering to fund a portion of the Cliffstar Acquisition and to pay related fees and expenses, we have not identified a specific use for the proceeds in the event the Cliffstar Acquisition does not occur. In such event, any funds received may be used by us for any general corporate purpose, which may include other potential acquisitions, expansion of our operations, repayment of existing debt, share repurchases or other uses. The failure of our management to use the net proceeds from this offering of common shares effectively could have a material adverse effect on our business and may have an adverse effect on our earnings per share.

Our stock price may be volatile.

Our common shares are traded on the NYSE and TSX. The market price of our common shares has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including future announcements covering us or our key customers or competitors, government regulations, litigation, changes in earnings estimates by analysts, fluctuations in quarterly operating results or general conditions in our industry. Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common shares.

Failure to maintain our stock exchange listings would adversely affect the trading price and liquidity of our common shares.

We have, in the recent past, received notice of non-compliance with NYSE listing requirements due to our share price trading below $1.00 for periods of time. While we have cured such deficiencies, if we are not able to maintain compliance with the listing requirements of the NYSE and/or TSX, our shares may be subject to removal from listing on the NYSE and/or TSX. Trading in our common shares after a delisting, if any, would likely be conducted in the over-the-counter markets in the Over-The-Counter Bulletin Board or the “pink sheets” and could also be subject to additional restrictions. As a consequence of a delisting, our shareholders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common shares. In addition, a delisting would make our common shares substantially less attractive as collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state investment laws, or as consideration in future capital raising.

There may be future sales or other dilution of the Company’s equity, which may adversely affect the market price of our common shares.

We are not generally restricted from issuing additional common shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares. The issuance of any additional common shares or preferred shares or securities convertible into, exchangeable for or that represent the right to receive common shares or the exercise of such securities could be substantially dilutive to holders of our common shares. The market price of our common shares could decline as a result of this offering as well as sales of our common shares made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of future offerings. Thus, our shareholders bear the risk of future offerings reducing the market price of our common shares and diluting their shareholdings in the Company.

The issuance of the Company’s common shares could result in the loss of the Company’s ability to use certain of the Company’s net operating losses.

As of July 3, 2010, we had approximately $100 million of consolidated or separate U.S. state tax net operating loss carryforwards. Realization of any benefit from these U.S. tax net operating losses is dependent on: (1) the Company’s ability to generate future taxable income and (2) the absence of certain future “ownership changes” of the Company’s common shares. An “ownership change,” as defined in the applicable federal income tax rules, would place significant limitations, on an annual basis, on the use of such net operating losses to offset any future taxable income that we may generate. Such limitations, in conjunction with the net operating loss expiration provisions, could significantly reduce or effectively eliminate our ability to use our U.S. net operating losses to offset any future taxable income. The issuance of common shares in the offering could cause an “ownership change.” Such transactions also include the issuance of common shares upon future conversion or exercise of outstanding options, warrants and convertible preferred stock.

We do not anticipate paying cash dividends on our common shares. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common shares to provide dividend income, as we have not paid any cash dividends on our common shares and do not plan to pay any in the foreseeable future. Further, there are certain restrictions on the payment of dividends under the ABL Facility and the indenture governing our outstanding 8.375% senior notes due 2017. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment.

The Company’s board of directors may issue, without shareholder approval, special shares with rights and preferences superior to those applicable to our common shares.

The Company’s Articles of Amalgamation includes a provision for the issuance of special shares, which may be issued in one or more series, with each series containing such rights and preferences as the board of directors may determine from time to time, without prior notice to or approval of shareholders. Among others, such rights and preferences might include the rights to dividends, superior voting rights, liquidation preferences and rights to convert into common shares. The rights and preferences of any such series of special shares, if issued, may be superior to the rights and preferences applicable to the common shares and might result in a decrease in the price of our common shares.

You may incur immediate and substantial dilution in the net tangible book value of your shares.

If you purchase shares in the offering, the value of your shares based on the Company’s actual book value may immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid less than the price you will pay when you purchase our common shares.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $                     million (or $                     million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and our estimated fees and expenses for this offering. We intend to use these net proceeds to pay a portion of the purchase price and related fees and expenses for the Cliffstar Acquisition. We plan to fund the remainder of the Cliffstar Acquisition with the net proceeds from the Notes Offering and borrowings under the Amended ABL Facility. If we do not consummate the Cliffstar Acquisition, we intend to use the net proceeds from this offering for general corporate purposes, including other potential acquisitions, expansion of our operations, repayment of existing debt, share repurchases or other uses.

The estimated sources and uses of funds for the Cliffstar Acquisition, assuming these transactions had closed on July 3, 2010, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including changes in Cott’s and Cliffstar’s debt balances and net working capital from July 3, 2010 to the closing of these transactions. You should read the following together with the information set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Sources		Uses
	(In millions)		(In millions)
Common shares offered hereby	$65.0	Cliffstar Acquisition	$500.0
Senior notes offered concurrently(1)	375.0	Transaction costs(2)	25.0
Amended ABL Facility	85.0

Total	$525.0	Total	$525.0

(1)	The notes offered in the Notes Offering may be issued with original issue discount. Any reduction in the proceeds due to original issue discount will be substituted by additional borrowings under the Amended ABL Facility.
(2)	Reflects our estimate of fees and expenses associated with the Cliffstar Acquisition, this offering, the Notes Offering and the Amended ABL Facility, including financing fees, advisory fees and other transaction costs.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 3, 2010:

•	on an actual basis, and

•

on a pro forma as adjusted basis after giving effect to (i) the Cliffstar Acquisition, (ii) this offering and the application of net proceeds therefrom, (iii) the Notes Offering and the application of net proceeds therefrom and (iv) the borrowings under the Amended ABL Facility.

This offering is not contingent on the completion of any of the Cliffstar Acquisition, the Notes Offering or the Amended ABL Facility. If the Cliffstar Acquisition is not consummated, our pro forma cash and cash equivalents would have been approximately $82.0 million, the Notes Offering will not be consummated, indebtedness under the ABL Facility would remain outstanding, and total capitalization would reflect the significant transaction costs we have incurred in connection with the Cliffstar Acquisition, this offering, the Notes Offering and the Amended ABL Facility. If we are unable to complete the Cliffstar Acquisition, the net proceeds of this offering may be used in the discretion of management for general corporate purposes.

The actual sources and uses of the funds for the Cliffstar Acquisition will vary from estimated amounts depending on several factors, including (i) the amount of net proceeds that we receive from this offering, (ii) the amount of net proceeds that we receive from the Notes Offering, (iii) the amount we borrow under the Amended ABL Facility to finance the Cliffstar Acquisition, and (iv) changes in Cott’s and Cliffstar’s debt balances and net working capital from July 3, 2010 to the consummation of the Cliffstar Acquisition. You should read this table in conjunction with the sections entitled “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements or related notes incorporated by reference herein.

	As of July 3, 2010
	Actual	Pro Forma As Adjusted
	(In millions, except share information) (unaudited)

Cash and cash equivalents	$20.3	$21.1

Debt:
ABL Facility(1)	$10.6	$95.6
GE financing agreement	18.4	18.4
Capital leases	4.4	5.9
Other indebtedness	2.2	2.2
Senior notes offered concurrently(2)	—	375.0
8.375% senior notes due 2017(3)	212.1	212.1

Total debt	247.7	709.2

Equity:
Capital stock, no par value, 81,410,120 shares issued and shares issued, pro forma as adjusted	322.5	384.2
Treasury stock	(3.3)	(3.3)
Additional paid-in-capital	38.7	38.7
Retained earnings	85.6	77.2
Accumulated other comprehensive loss	(27.6)	(27.6)

Total equity	415.9	469.2

Total capitalization	$663.6	$1,178.4

(1)	This does not reflect letters of credit outstanding under the Amended ABL Facility.
(2)	The notes offered in the Notes Offering may be issued with original issue discount. If the notes are issued with original issue discount, the discount will be accreted over the life of the notes as additional interest expense. Any reduction in the proceeds due to original issue discount will be substituted by borrowings under the Amended ABL Facility.
(3)	The $215.0 aggregate principal amount of 8.375% senior notes due 2017 were offered at 98.575% of the principal amount.

PRICE RANGE OF COMMON SHARES

Our common shares are listed on the NYSE under the symbol “COT” and on the TSX under the symbol “BCB”. On August 3, 2010, the last reported sale price of our common shares on the TSX and the NYSE was Cdn$6.00 and $5.89, respectively. The following tables provide the high and low sales price per common share during the periods indicated, as reported on the NYSE and TSX, respectively.

	U.S. Dollars
	High	Low
NYSE:

Fiscal year ended January 1, 2011
Third Quarter (through August 3)	$6.45	$5.41
Second Quarter	$8.88	$5.58
First Quarter	$8.65	$6.72
Fiscal year ended January 2, 2010
Fourth Quarter	$9.39	$6.67
Third Quarter	$8.26	$5.19
Second Quarter	$6.80	$0.87
First Quarter	$1.59	$0.65
Fiscal year ended December 27, 2008
Fourth quarter	$1.55	$0.59
Third quarter	$3.57	$1.00
Second quarter	$3.69	$2.34
First quarter	$7.48	$1.76
Fiscal year ended December 29, 2007
Fourth quarter	$8.36	$5.40
Third quarter	$16.12	$7.39
Second quarter	$17.33	$12.64
First quarter	$15.22	$13.17

	Cdn. Dollars
	High	Low
TSX:

Fiscal year ended January 1, 2011
Third Quarter (through August 3)	$6.68	$5.66
Second Quarter	$8.89	$5.94
First Quarter	$8.98	$6.92
Fiscal year ended January 2, 2010
Fourth Quarter	$10.00	$7.26
Third Quarter	$8.96	$5.51
Second Quarter	$7.37	$1.08
First Quarter	$1.88	$0.65
Fiscal year ended December 27, 2008
Fourth quarter	$1.74	$0.74
Third quarter	$3.60	$1.04
Second quarter	$3.77	$2.38
First quarter	$7.50	$1.74
Fiscal year ended December 29, 2007
Fourth quarter	$8.19	$5.14
Third quarter	$16.79	$7.42
Second quarter	$19.70	$14.57
First quarter	$17.80	$15.23

As of August 3, 2010, there were 81,410,120 common shares issued and outstanding and there were approximately 1,138 holders of record of our common shares.

DIVIDEND POLICY

We have never paid cash dividends and have no current plans to pay any dividends on our common shares. There are certain restrictions on the payment of dividends under the ABL Facility, the indenture governing our outstanding 8.375% senior notes due 2017 and, if the Notes Offering is consummated, the indenture governing the notes offered in the Notes Offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and our unaudited interim consolidated financial statements and related notes, incorporated by reference herein. The payment of any future dividends will be determined by our board of directors in light of conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by our board of directors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Cott and Cliffstar Unaudited Pro Forma Condensed Combined Financial Statements

On July 7, 2010, we entered into the Asset Purchase Agreement with Cliffstar, to acquire substantially all of the assets and liabilities of Cliffstar and its affiliated companies. The purchase includes $500 million in cash, payable at closing, subject to adjustment for working capital and other items and $14 million of deferred consideration which will be paid over a three-year period. Cliffstar is entitled to additional contingent earnout consideration of up to a maximum of $55 million, based upon the achievement of certain performance measures during the fiscal year ending January 1, 2011 as well as the successful completion of certain expansion projects in 2010. The closing of the transaction is subject to receipt of financing and other customary conditions, and is expected to close in the third quarter of 2010. Although we have entered into the Asset Purchase Agreement in connection with the Cliffstar Acquisition, we cannot guarantee when, or whether, the acquisition will be completed.

The unaudited pro forma condensed combined financial statements have been prepared to illustrate the effect of the Cliffstar Acquisition, including related financing. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Cott and Cliffstar, giving pro forma effect to the Cliffstar Acquisition, this offering and the application of net proceeds therefrom, the Notes Offering and the application of net proceeds therefrom and borrowings under the Amended ABL Facility, in each case, as if it had occurred on July 3, 2010. The unaudited pro forma condensed combined statement of operations for the fiscal year ended January 2, 2010, for the six months ended July 3, 2010 and for the six months ended June 27, 2009 combine the historical consolidated statements of operations of Cott and Cliffstar, giving pro forma effect to the Cliffstar Acquisition, this offering and the application of net proceeds therefrom, the Notes Offering and the application of net proceeds therefrom and borrowings under the Amended ABL Facility, in each case, as if it had occurred on January 2, 2009. The unaudited pro forma condensed combined statements of operations for the twelve months ended July 3, 2010 is calculated by subtracting the pro forma data for the six months ended June 27, 2009 from the pro forma fiscal year ended January 2, 2010 and then adding the pro forma six months ended July 3, 2010. The historical financial information has been adjusted to give pro forma effect to matters that are (i) directly attributable to the Cliffstar Acquisition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements and the historical financial statements of Cott and Cliffstar, all of which are included or incorporated by reference herein.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma data has been prepared from, and should be read in conjunction with, the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, the historical financial statements of Cott and Cliffstar and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included or incorporated by reference herein. The information has been derived from our audited and unaudited condensed consolidated financial statements and from Cliffstar’s audited and unaudited condensed consolidated financial statements and the notes to those statements included herein. This pro forma financial information does not purport to represent what our results of operations or financial position would have been if the Cliffstar Acquisition, this offering, the Notes Offering and the Amended ABL Facility had occurred as of the dates indicated or what those results will be for future periods. Our historical results included herein are not necessarily indicative of our future performance.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting, with Cott treated as the acquirer. The unaudited pro forma condensed combined financial statements will differ from our final acquisition accounting for a number of reasons, including the fact that our estimates of fair values of assets and liabilities acquired are preliminary and subject to change when our formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final acquisition accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only. They have been prepared in accordance with Article 11 of Regulation S-X of the SEC and are not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Cliffstar Acquisition at the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined statements of operations do not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items, including synergies, directly related to the Cliffstar Acquisition.

The unaudited pro forma condensed combined statements of operations for the twelve months ended July 3, 2010 and for the six months ended June 27, 2009 are not required by Regulation S-X, but have been included as we believe the last twelve months of data is a better representative of the results of the combined companies. The overall market for carbonated soft drinks in which Cott operates has declined and both Cott and Cliffstar are subject to volatile commodity fluctuations. Therefore, presenting the last twelve months provides a more accurate representation of current market conditions in which the combined companies operate.

Cott Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

As of July 3, 2010

	Cott	Cliffstar	Pro Forma Adjustments	Pro Forma Combined
		(In millions U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$20.3	$0.2	$0.6	$21.1
Accounts receivable, net	195.3	51.6	—	246.9
Income tax recoverable	7.8	—	—	7.8
Inventories	115.0	80.7	12.8	208.5
Prepaid and other expenses	14.2	5.8	—	20.0

Total current assets	352.6	138.3	13.4	504.3
Property, plant and equipment	332.6	92.5	(1.0)	424.1
Goodwill	30.3	20.1	117.6	168.0
Intangibles and other assets	149.3	3.6	255.8	408.7
Deferred income taxes	6.6	—	—	6.6
Other tax receivable	8.6	—	—	8.6

Total assets	$880.0	$254.5	$385.8	$1,520.3

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$10.6	$—	$85.0	$95.6
Current maturities of long-term debt	5.9	0.3	(0.3)	5.9
Accounts payable and accrued liabilities	172.7	53.8	59.6	286.1

Total Current Liabilities	189.2	54.1	144.3	387.6
Long term debt	231.2	97.3	279.2	607.7
Deferred income taxes	17.9	—	—	17.9
Other long-term liabilities	10.6	4.6	7.5	22.7

Total Liabilities	448.9	156.0	431.0	1,035.9

Equity
Capital stock	322.5	—	61.7	384.2
Treasury stock	(3.3)	—	—	(3.3)
Additional paid-in capital	38.7	4.3	(4.3)	38.7
Retained earnings	85.6	94.2	(102.6)	77.2
Accumulated other comprehensive loss	(27.6)	—	—	(27.6)

Total shareholders’ equity	415.9	98.5	(45.2)	469.2
Non controlling interest	15.2	—	—	15.2

Total equity	431.1	98.5	(45.2)	484.4

Total liabilities and equity	$880.0	$254.5	$385.8	$1,520.3

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Cott Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended July 3, 2010

	Cott	Cliffstar(a)	Pro Forma Adjustments		Pro Forma Combined
	(In millions U.S. dollar, except per share data)
Revenues, net	$787.6	$330.1	$—		$1,117.7
Cost of sales	656.9	252.8	14.2	A	923.9

Gross profit (loss)	130.7	77.3	(14.2)		193.8
Selling, general and administrative expenses	66.9	32.4	—		99.3
Loss on disposal of property and equipment net	0.1	—	—		0.1
Restructuring gain	(0.5)	—	—		(0.5)

Operating income (loss)	64.3	44.9	(14.2)		94.9
Other expense, net	2.3	0.4	—		2.7
Interest expense	12.3	1.4	17.3	B	31.0

Income (loss) before income taxes	49.7	43.1	(31.5)		61.2
Income tax expense	13.2	—	4.5	C	17.7

Net income (loss)	$36.5	$43.1	$(36.0)		$43.5

Less: Net income attributable to non-controlling interests	2.6	—	—		2.6

Net income (loss) attributed to Cott Corporation	$33.9	$43.1	$(36.0)		$40.9

Net income per common share
Basic	$0.42				$0.45
Diluted	$0.42				$0.45

Weighted average outstanding shares (in thousands)
Basic	80,401		10,833	D	91,234
Diluted	80,861		10,833	D	91,694

(a)	For the purposes of this presentation we have allocated historical Cliffstar depreciation in the ratio of 90% to cost of sales and 10% to selling, general and administrative.

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Cott Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 27, 2009

	Cott	Cliffstar(a)	Pro Forma Adjustments		Pro Forma Combined
	(In millions U.S. dollars, except per share data)
Revenues, net	$805.8	$356.1	$—		$1,161.9
Cost of sales	674.3	282.3	21.8	A	978.4

Gross profit (loss)	131.5	73.8	(21.8)		183.5
Selling, general and administrative expenses	69.8	29.4	—		99.2
Restructuring and asset impairments
Restructuring charge	1.6	—	—		1.6
Asset impairments	3.5	—	—		3.5

Operating income (loss)	56.6	44.4	(21.8)		79.2
Other (income) expense, net	(2.7)	0.3	—		(2.4)
Interest expense, net	15.1	2.9	15.8	B	33.8

Income (loss) before income taxes	44.2	41.2	(37.6)		47.8
Income tax expense (benefit)	(11.6)	—	1.8	C	(10.2)

Net income (loss)	$55.8	$41.2	$(39.0)		$58.8
Less: Net income attributable to non-controlling interests	2.2	—	—		2.2

Net income (loss) attributed to Cott Corporation	$53.6	$41.2	$(39.0)		$55.8

Net income per common share
Basic	$0.76				$0.69
Diluted	$0.76				$0.69

Weighted average outstanding shares (in thousands)
Basic	70,472		10,833	D	81,305
Diluted	70,491		10,833	D	81,324

(a)	For the purposes of this presentation we have allocated historical Cliffstar depreciation in the ratio of 90% to cost of sales and 10% to selling, general and administrative.

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Cott Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Fiscal Year Ended January 2, 2010

	Cott	Cliffstar(a)	Pro Forma Adjustments		Pro Forma Combined
	(In millions U.S. dollars, except per share data)
Revenues, net	$1,596.7	$671.3	$—		$2,268.0
Cost of sales	1,346.9	528.5	43.6	A	1,919.0

Gross profit (loss)	249.8	142.8	(43.6)		349.0
Selling, general and administrative expenses	146.8	59.6	—		206.4
Loss on disposal of property and equipment, net	0.5	—	—		0.5
Restructuring and asset impairments
Restructuring charge	1.5	—	—		1.5
Asset impairments	3.6	—	—		3.6

Operating income (loss)	97.4	83.2	(43.6)		137.0
Other expense, net	4.4	0.5	—		4.9
Interest expense, net	29.7	4.7	32.7	B	71.1

Income (loss) before income taxes	63.3	78.0	(76.3)		65.0
Income tax expense (benefit)	(22.8)	—	0.7	C	(22.1)

Net income (loss)	$86.1	$78.0	$(77.0)		$87.1
Less: Net income attributable to non-controlling interests	4.6	—	—		4.6

Net income (loss) attributed to Cott Corporation	$81.5	$78.0	$(77.0)		$82.5

Net income per common share
Basic	$1.10				$0.97
Diluted	$1.08				$0.96

Weighted average outstanding shares (in thousands)
Basic	74,207		10,833	D	85,040
Diluted	75,215		10,833	D	86,048

(a)	For purposes of this presentation we have allocated historical Cliffstar depreciation in the ratio of 90% to cost of sales and 10% to selling, general and administrative.

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Cott Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Twelve Months Ended July 3, 2010

	Cott	Cliffstar(a)	Pro Forma Adjustments		Pro Forma Combined
	(In millions U.S. dollars)
Revenues, net	$1,578.5	$645.2	$—		$2,223.8
Cost of sales	1,329.5	498.9	36.0	A	1,864.5

Gross profit (loss)	249.0	146.3	(36.0)		359.3
Selling, general and administrative expenses	143.9	62.6	—		206.5
Loss on disposal of property and equipment, net	0.6	—	—		0.6
Restructuring and asset impairments Restructuring gain	(0.6)	—	—		(0.6)
Asset impairments	0.1	—	—		0.1

Operating income (loss)	105.0	83.7	(36.0)		152.7
Other expense, net	9.4	0.6			10.0
Interest expense, net	26.9	3.2	34.2	B	64.3

Income (loss) before income taxes	68.7	79.9	(70.2)		78.4
Income tax expense	2.0	—	3.8	C	5.8

Net income (loss)	$66.7	$79.9	$(74.9)		$72.6
Less: Net income attributable to non-controlling interests	5.0	—	—		5.0

Net income (loss) attributed to Cott Corporation	$61.7	$79.9	$(74.9)		$67.6

(a)	For purposes of this presentation we have allocated historical Cliffstar depreciations in the ratio of 90% to cost of sale and 10% to selling, general and administrative.

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1—Basis of Presentation

The unaudited pro forma condensed combined balance sheet was prepared using the historical unaudited consolidated balance sheets of Cott and Cliffstar as of July 3, 2010. The unaudited pro forma condensed combined statement of operations was prepared using the historical audited statements of operations of Cott and Cliffstar for the fiscal year ended January 2, 2010 and the historical unaudited statements of operations of Cott and Cliffstar for the six months ended July 3, 2010 and June 27, 2009. The unaudited pro forma condensed combined statements of operations for the twelve months ended July 3, 2010 is calculated by subtracting the Cott pro forma data for the six months ended June 27, 2009 and the Ciffstar pro forma data for the six months ended July 4, 2009 from the pro forma fiscal year ended January 2, 2010 and then adding the pro forma six months ended July 3, 2010.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting. Based on the terms of the Asset Purchase Agreement, Cott is treated as the acquirer of Cliffstar. Accordingly, we have adjusted the historical consolidated financial statements to give effect to the impact of the consideration issued in connection with the Cliffstar Acquisition. The purchase price has been allocated in the unaudited pro forma condensed combined balance sheet, based on management’s preliminary estimate of their respective values. Definitive allocations will be performed and finalized based upon certain valuation and other studies that will be performed by Cott with the services of outside valuation specialists after the closing. Accordingly, the purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after the closing of the Cliffstar Acquisition. For example, if the value of the finite-lived intangible assets increased by 10%, annual pro forma operating income would decrease by approximately $2 million. The unaudited pro forma condensed combined statements of operations also include certain acquisition accounting adjustments that are expected to have a continuing impact on the combined results, such as increased interest expense on additional acquisition related borrowings.

Note 2—Preliminary Purchase Price Allocation

The purchase price for the Cliffstar Acquisition is $569 million, with $500 million payable in cash at closing, $14 million in deferred consideration to be paid over three years and contingent consideration of up to $55 million if certain performance measures during the fiscal year ending January 1, 2011 as well as the successful completion of certain expansion projects in 2010 are met. This contingent consideration is payable in July 2011. For purposes of the pro forma combined financial statements the contingent consideration is treated as fully earned. The purchase price of $569 million has been allocated to the assets acquired and the liabilities assumed as follows (in millions):

Accounts receivable	$51.6
Inventories	93.5
Property, plant and equipment	91.6
Identifiable intangibles and other assets	252.7
Goodwill	137.6
Accounts payable and accrued liabilities	(53.7)
Long-term debt	(1.5)
Other long-term liabilities	(2.8)

Total Purchase Price	$569.0

For the purpose of preparing the unaudited pro forma condensed combined financial statements, certain of the assets acquired and liabilities assumed have been measured at their estimated fair values as of July 3, 2010. A final determination of fair values will be based on the actual assets and liabilities that will exist on the date of the closing of the Cliffstar Acquisition and on our formal valuation and other studies when they are finalized. Accordingly, the fair values of the assets and liabilities included in the table above are preliminary and subject to change pending additional information that may become known. An increase in the fair value of inventory, property, plant and equipment, or any identifiable intangible assets will reduce the amount of goodwill in the unaudited pro forma condensed combined financial statements, and may result in increased depreciation, and or amortization expense.

The following outlines the adjustments made to Cliffstar’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements:

Intangible Assets: Based on our initial assessments as well as discussions with Cliffstar and our external valuation advisors, Cott identified customer relationships as the most significant intangible assets. The determination of fair value for these assets was determined using the excess earnings method and is primarily based upon expected discounted cash flows according to currently available information, such as Cliffstar’s historical and projected revenues, customer attrition rates and certain other high level assumptions. Cott assigned a value of $246 million to customer relationships which was estimated with the assistance of our external third party valuation advisors. The estimated economic life is 15 years. Based on these assumptions our annual amortization for customer lists is approximately $16 million.

The fair value and estimated economic life assigned to the customer list is a preliminary estimate and the final fair value and or life may be different. We also may identify additional intangible assets as we learn more about Cliffstar’s operations. The difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

Inventories: Inventories reflect an adjustment of $8.1 million to value Cliffstar’s inventory from the last-in-first-out (LIFO) method of accounting to the first-in-first-out (FIFO) method, consistent with Cott’s critical accounting policies. Cott’s inventory is valued under the FIFO method and we will value Cliffstar’s inventory under this method.

We also increased inventories by $4.7 million to reflect the fair value of the inventories on hand. This step-up in inventory effectively represents the margins on Cliffstar’s finished goods inventories and thus will temporarily impact our gross margins after closing until such inventory has been sold and therefore it is considered non-recurring. This step-up amount is not included in the unaudited pro forma condensed combined statement of operations.

Contingent Consideration: As part of the Asset Purchase Agreement Cott is required to make a contingent consideration payment based on certain 2010 earnings targets of Cliffstar, as well as the successful completion of certain expansion projects in 2010. as defined in the agreement. We have adjusted these pro forma financials for the maximum payment amounts of $55 million for which we currently estimate will be achieved. The estimated payment is preliminary and is subject to a number of factors that may cause the actual results to differ materially.

Debt: Approximately $95.8 million of Cliffstar’s debt will be repaid at the effective time of the acquisition.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized and is subject to an annual fair value impairment test.

Property, Plant and Equipment: Certain assets were not assumed as part of the Asset Purchase Agreement of $1 million and have been eliminated. The fair value of property, plant and equipment has been assumed to equal Cliffstar’s net book value as of July 3, 2010.

Note 3—Elimination of Cliffstar Historical Balances

For the purpose of presenting a pro forma balance sheet assuming the Cliffstar Acquisition had occurred on July 3, 2010, certain of Cliffstar’s identifiable intangibles and other assets, debt (excluding capital leases), and equity as of July 3, 2010, have been eliminated. According to the terms of the Asset Purchase Agreement, Cliffstar’s cash balances will remain with the sellers. Accordingly, we have eliminated Cliffstar’s cash balance as of July 3, 2010. For the purposes of presenting the pro forma statement of operations assuming the acquisition had occurred on January 2, 2009, certain of Cliffstar’s historical interest expense, amortization expense and amortization of debt issue costs have been eliminated.

Note 4—Debt Financing

These adjustments display the expected debt financing required to fund the Cliffstar Acquisition and related transaction costs. These adjustments are contingent upon the closing of the Cliffstar Acquisition and therefore may not occur in the event the Cliffstar Acquisition is not consummated. For purposes of these unaudited pro forma condensed combined financial statements, we anticipate that we will complete a debt financing at the time the Cliffstar Acquisition closes. The debt financing is as follows:

•	Senior unsecured notes payable estimated to be due 2018 totaling approximately $375 million.

•	Borrowing under asset based lending facility (“ABL”) of approximately $85 million.

We anticipate to use our credit facility to fund our transaction costs, which we expect to be approximately $24.2 million, which includes fees of $12.6 million for debt issuance and amendment to our ABL, and will be capitalized and amortized over the term of the notes and amended ABL.

A 1/8% increase in interest rates would result in additional interest expense of approximately $0.6 million and a 1/8% decrease in interest rates would result in a decrease in interest expense of approximately $0.6 million.

Note 5—Equity Financing

We intend to issue approximately $65 million in common shares in a public offering (net of issuance fees of approximately $3.3 million) to fund a portion of the purchase price. If the price of Cott’s common shares increases or decreases by $1 per share, the number of shares required to be issued would decrease by 1.5 million shares or increase by 2.2 million shares, respectively. The net proceeds have been presented as an addition to capital stock.

Note 6—Non-Recurring Acquisition Expenses

We expect to incur additional transaction costs, including financial and legal advisory fees through the closing of the Cliffstar Acquisition. The total of these costs has been recorded as additional borrowings under our ABL and a reduction to retained earnings of $8.4 million on the unaudited pro forma condensed combined balance sheet. These costs are excluded from the unaudited pro forma condensed combined statement of operations for the fiscal year ended January 2, 2010 and for the six and twelve months ended July 3, 2010, as they are considered non-recurring.

Note 7—Adjustments to unaudited Pro Forma Condensed Combined Balance Sheets

(A)	The sources and uses of funds relating to the proposed acquisitions are estimated as follows (in millions):

Cash outflow as consideration	$(500.0)
Outflow for transaction costs	(24.2)
ABL proceeds	85.0
Senior notes	375.0
Equity Shares	65.0

Net cash flow from transaction	$0.8

The net cash flows from the transaction have been adjusted to eliminate Cliffstar’s cash balance of $0.2 million.

(B)	Adjustment to reflect fair values assigned to inventory of approximately $4.7 million and LIFO to FIFO conversion of Cliffstar’s inventories of approximately $8.1 million.

(C)	Represents the elimination of certain Cliffstar assets excluded from the acquisition.

(D)	Adjustment reflects preliminary estimate of goodwill from the acquisition after allocating the purchase price to the fair value of net assets and liabilities acquired, net of elimination of Cliffstar goodwill of approximately $20.1 million.

(E)	Net adjustment reflects the capitalization of approximately $12.6 million in debt issuance costs associated with the senior notes and amendment to the ABL and preliminary valuation of approximately $246.0 million of identifiable customer relationships, net of elimination of Cliffstar intangible and other assets of approximately $2.8 million.

(F)	Represents additional ABL borrowings to fund purchase consideration and related acquisition fees.

(G)	Adjustment to eliminate historical Cliffstar balance.

(H)	Adjustment reflects the estimated earnout contingent consideration defined in the Asset Purchase Agreement of $55.0 million and short-term portion of the deferred consideration of approximately $4.6 million.

(I)	Net adjustment to long-term debt as follows (in millions):

Senior notes	$375.0
Payoff of existing Cliffstar credit facility	(95.8)

$279.2

(J)	Adjustment reflects the long-term portion of the deferred consideration of approximately $9.3 million and elimination of approximately $1.8 million of Cliffstar liabilities not assumed.

(K)	Reflects issuance of Cott common shares with gross proceeds of $65.0 million net of issuance costs of approximately $3.3 million.

(L)	Adjustment to eliminates Cliffstar’s additional paid in capital.

(M)	Adjustment eliminates Cliffstar’s retained earnings and recognizes the estimated acquisition costs of approximately $8.4 million.

Note 8—Adjustments to unaudited Pro Forma Condensed Combined Statements of Operations

(A)	Adjustment to increase amortization expense for the fair value of customer list intangible assets and the impact of changing methods of Cliffstar’s inventories cost accounting from LIFO to FIFO.

(B)	Net adjustment reflects interest expense for new debt obtained in connection with the acquisition along with additional amortization of new deferred financing fess in excess of amounts previously recorded, net of the elimination of Cliffstar’s interest expense on their credit facility.

(C)	Adjustment to provide for income taxes of the S-Corp (i.e. non-tax paying) acquiree. For purposes of these unaudited pro forma condensed combined financial statements, we used an estimated statutory rate of 38.5% for Cliffstar and related pro forma adjustments. This estimated statutory tax rate recognizes that Cliffstar is predominantly a U.S. based entity and that the debt incurred by Cott to effect the acquisitions will be an obligation of a U.S. entity. However, the effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities.

(D)	Adjustment to reflect the issuance of Cott common shares to finance the acquisition of Cliffstar and are reflected as if the acquisition occurred on January 2, 2009.

SELECTED HISTORICAL FINANCIAL DATA

The following selected financial historical data reflects the results of operations. This information should be read in conjunction with, and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes incorporated by reference herein. Our historical results included below and incorporated by reference herein do not necessarily indicate results that may be expected for any future period.

	Fiscal Year Ended					Six Months Ended
	December 31, 2005(1)	December 30, 2006(2)	December 29, 2007(3)	December 27, 2008	January 2, 2010	June 27, 2009	July 3, 2010
	(dollars in millions, except per share amounts)
Revenue	$1,755.3	$1,771.8	$1,776.4	$1,648.1	$1,596.7	$805.8	$787.6
Cost of sales	1,505.8	1,554.9	1,578.0	1,467.1	1,346.9	674.3	656.9

Gross Profit	249.5	216.9	198.4	181.0	249.8	131.5	130.7
Selling, general and administrative expenses	138.6	176.1	161.9	179.8	146.8	69.8	66.9
Loss on disposal of property, plant and equipment	1.5	—	0.2	1.3	0.5	—	0.1
Restructuring, goodwill and asset impairments:						1.6	(0.5)
Restructuring	3.2	20.5	24.3	6.7	1.5
Goodwill impairments	5.9	—	55.8	69.2	—	—	—
Asset impairments	27.6	15.4	10.7	37.0	3.6	3.5	—
Other charges	0.8	2.6	—	—	—	—	—

Operating income (loss)	71.9	2.3	(54.5)	(113.0)	97.4	56.6	64.2
Other (income) expense, net	(0.7)	0.1	(4.7)	(4.7)	4.4	(2.7)	2.3
Interest expense, net	28.8	32.2	32.8	32.3	29.7	15.1	12.3

Income (loss) before income taxes	43.8	(30.0)	(82.6)	(140.6)	63.3	44.2	49.6
Income tax (benefit) expense	14.7	(16.3)	(13.9)	(19.5)	(22.8)	(11.6)	13.2

Net income (loss)	$29.1	$(13.7)	$(68.7)	$(121.1)	$86.1	$55.8	$36.4

Less: Net income attributable to non-controlling interests	4.5	3.8	2.7	1.7	4.6	2.2	2.6

Net income (loss) attributed to Cott Corporation	$24.6	$(17.5)	$(71.4)	$(122.8)	$81.5	$53.6	$33.8

Income (loss) per common share
Basic	$0.34	$(0.24)	$(0.99)	$(1.73)	$1.10	$0.76	$0.42
Diluted	$0.34	$(0.24)	$(0.99)	$(1.73)	$1.08	$0.76	$0.42
Financial Condition
Total assets	$1,179.1	$1,140.7	$1,144.4	$873.1	$873.8	$927.6	$880.0
Short-term borrowings	157.9	107.7	137.0	107.5	20.2	66.6	10.6
Current maturities of long-term debt	0.8	2.0	2.4	7.6	17.6	8.0	5.9
Long-term debt	272.3	275.2	269.0	294.4	233.2	290.7	231.2
Equity	504.4	509.6	451.8	246.5	401.3	318.1	431.1
Cash dividends paid	—	—	—	—	—	—	—

(1)	During the year we acquired 100% of the shares of Macaw (Holdings) Limited, the parent company of Macaw (Soft Drinks) Limited (“Macaw Acquisition”).

(2)	There were no acquisitions during the year. During the year we adopted ASC No. 718-10, “Stock Compensation,” using the modified prospective approach and therefore have not restated results for prior periods. This change resulted in the recognition of $11.4 million in share-based compensation expense, $8.4 million net of tax or $0.12 per basic and diluted share.

(3)	During the year, we acquired 100% of the business assets of El Riego, a Mexican water bottler, for $2.2 million. Effective December 31, 2006, we adopted the provisions related to uncertain tax positions in Accounting Standards Codification (“ASC”) No. 740, “Income Taxes,” and recorded an $8.8 million charge to our shareowners equity as of December 29, 2007.

PROPOSED CLIFFSTAR ACQUISITION AND FINANCING

On July 7, 2010, we entered into the Asset Purchase Agreement with Cliffstar to acquire substantially all of the assets and liabilities of Cliffstar and its affiliated companies. Cliffstar, a privately-held corporation headquartered in Dunkirk, New York, manufactures, sells and distributes non-alcoholic beverages, primarily private-label shelf-stable juices. Cliffstar is one of the leading suppliers of private-label beverages and the largest private-label producer of apple juice, grape juice, cranberry juice and juice-blends in North America. The Cliffstar Acquisition is expected to close in the third quarter of 2010. This offering is not contingent on the completion of the Cliffstar Acquisition.

The purchase price of the Cliffstar Acquisition is $500.0 million in cash, payable at closing, subject to adjustment for working capital, indebtedness and certain expenses and $14.0 million of deferred consideration which will be paid over a three-year period. Cliffstar is entitled to additional contingent earnout consideration of up to a maximum of $55.0 million, based upon the achievement of certain performance measures during the fiscal year ending January 1, 2011, as well as the taking of substantial steps toward upgrades of certain expansion projects in 2010. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The Asset Purchase Agreement contains representations, warranties, covenants and conditions that we believe are customary for a transaction of this size and type, as well as indemnification provisions subject to specified limitations. The closing of the Cliffstar Acquisition is subject to several conditions, including receipt of financing and other customary conditions, including receipt of required regulatory approvals, and there can be no assurance that the Cliffstar Acquisition will be completed as contemplated, or at all. See “Risk Factors—Risks Related to the Cliffstar Acquisition.” The condition relating to the expiration of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period has been satisfied as of July 30, 2010.

We expect to realize several benefits from the Cliffstar Acquisition, including the following:

Strengthened Position as Retailer Brand Beverage Leader. Combined with Cliffstar, we will be a larger, more balanced producer of private-label beverages with a leadership position in private-label within two of the largest ready-to-drink categories: CSDs and shelf-stable juices. The combination will increase our presence at retailers including club and drug stores where we have no significant presence today. A strengthened leadership position in private-label will enable us to be a more effective retailer partner.

Entry into Attractive Category. Shelf-stable juice drinks are one of the largest non-carbonated non-alcoholic beverage categories in North America. The addition of Cliffstar’s leadership position in this large and stable category will enhance Cott’s position as a leader in retailer brand beverages. With approximately 21% of the shelf-stable juice category in North America, private-label penetration is more than double that of CSDs, due in large part to a price gap to national brand products of between 25% and 40%. With increased consumer awareness of health and wellness in beverage products, entry into the shelf-stable juice category provides a strong platform into products that are naturally rich in vitamins and nutrients.

Further Diversification of Our Product Offering. The Cliffstar Acquisition will broaden our product portfolio to include shelf-stable juices such as apple juice, grape juice, cranberry juice and juice-blends, as well as smoothies and new age beverages, increasing our cross-selling opportunities and resulting in an increase in the penetration of our products into a broader retailer base. Following the completion of the Cliffstar Acquisition, we would have had a pro forma product offering mix for the twelve months ended July 3, 2010 of 43% CSDs, 35% juice and juice drinks, 14% waters and 8% functional and new age.

Leveraging Our Strong Customer Relationships. Further strengthening our relationships with our retailer partners is a key element of our business strategy. Our customers recognize us for excellent service and coordination, which is required in combination with strong value creation for a successful and sustainable private-label program. The Cliffstar Acquisition will enable us to improve coordination and sustain high service levels with our retailer partners as a combined supplier across the two largest ready-to-drink categories. A broader customer base will also enable long-term opportunities for up-selling and cross-selling as we demonstrate the value of private-label programs in both CSD and juice products across all of our customers.

Manufacturing, Operating and Product Capability. Much of the growth in ready-to-drink categories in recent years has come through hot-fill production beverages such as nutrient-enriched waters, sports drinks and juices. The Cliffstar Acquisition will add 11 manufacturing and storage plants with hot and cold-fill capabilities, increasing our geographic footprint and providing a low-cost platform to implement new product innovations previously not available to us because of our predominantly cold-fill bottling network in North America. Combined with Cliffstar, we will also have expanded capabilities in single-serve package formats, which provide enhanced top line growth opportunities and bottom line profit contributions in the CSD and shelf-stable juice categories.

Increased Cost Savings and Manufacturing Efficiencies. We intend to integrate Cliffstar’s operations into our business operations. We believe we can generate incremental cost savings throughout the combined company, by realizing economies of scale, combining engineering, technology and procurement efforts and eliminating duplicative distribution and back office systems. We believe that our business strategy of strengthening customer relationships, reducing operating costs, optimizing capital expenditures and carefully managing cash flow can be applied successfully to Cliffstar to yield further ongoing cost reductions and efficiency improvements. We may not, however, be able to realize all or any of the anticipated cost savings or other benefits from the integration of Cliffstar, either in the amount or the time frame we currently expect, and the costs of achieving these benefits may be higher than we currently expect.

Financing of the Cliffstar Acquisition

We intend to use the net proceeds from this offering to pay a portion of the purchase price and the related fees and expenses for the Cliffstar Acquisition. We plan to fund the remainder of the Cliffstar Acquisition with the net proceeds from the Notes Offering and borrowings under the Amended ABL Facility.

Concurrent Notes Offering

Concurrently with this offering, under a separate offering memorandum, we are offering $375.0 million of senior notes due 2018, in a private offering pursuant to Rule 144A and Regulation S under the Securities Act. We intend to use the net proceeds from the Notes Offering to fund a portion of the Cliffstar Acquisition. The completion of the Notes Offering is contingent on the completion of the Cliffstar Acquisition.

We expect to close the Notes Offering simultaneously with the completion of this offering. No assurance can be given that the Notes Offering will be completed or, if completed, as to the final terms of the Notes Offering. This offering of common shares is not contingent on the completion of the Notes Offering.

The Notes Offering will not be registered under the Securities Act or the securities laws of any other jurisdictions, and the notes may not be offered or sole in the United States absent registration or an applicable exemption from registration requirements. The notes will only be offered to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. This description and other information in this prospectus supplement regarding the Notes Offering is included in this prospectus supplement solely for information purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any notes.

Amended ABL Facility

The ABL Facility, is a five-year revolving facility of up to $225.0 million that matures in March 2013. The amount available under the ABL Facility is dependent on a borrowing base calculated as a percentage of the value of eligible inventory, accounts receivable and property, plant and equipment. The ABL Facility has subfacilities for letters of credit and swingline loans and geographical sublimits for Canada ($40.0 million) and the U.K. ($75.0 million). We have obtained a financing commitment from various lenders led by JPMorgan Chase Bank, N.A. and Deutsche Bank Securities Inc., pursuant to which we expect to amend or refinance the ABL Facility to, among other things, provide for the Cliffstar Acquisition, the Notes Offering and the application of net proceeds therefrom and this offering and the application of net proceeds therefrom. In addition, we are contemplating increasing the amount available for borrowing to an amount up to $300.0 million, although as of the date of this prospectus supplement our committed amount from the lenders is approximately $225.0 million. We intend to use the borrowings under the Amended ABL Facility to fund a portion of the Cliffstar Acquisition and to fund our ongoing operations. The completion of the Amended ABL Facility is contingent on, among other things, the completion of the Cliffstar Acquisition.

We expect to close the Amended ABL Facility simultaneously with the completion of this offering. No assurance can be given that the Amended ABL Facility will be completed or, if completed, as to the final terms of the Amended ABL Facility. This offering of common shares is not contingent on the completion of the Amended ABL Facility.

CERTAIN MATERIAL TAX CONSEQUENCES FOR UNITED STATES HOLDERS

OF THE COMMON SHARES

Certain Canadian Federal Income Tax Considerations

The following section summarizes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a purchaser who acquires common shares pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length and is not affiliated with the Company and holds the common shares as capital property; (ii) is not resident or deemed to be resident in Canada; (iii) does not use or hold and is not deemed to use or hold the common shares in connection with a business carried on in Canada and does not carry on an insurance business in Canada and elsewhere; and (iv) whose shares do not constitute “taxable Canadian property” for purposes of the Tax Act (a “Non-Resident Holder”).

Provided that the common shares are listed on a “designated stock exchange” (which includes the NYSE and the TSX), the common shares will generally not constitute “taxable Canadian property” of a Non-Resident Holder unless, at any time during the 60-month period that ends at the time the common shares are disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Company were owned by or belonged to one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length, and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and options in respect of, interests in, or civil law rights in, any such properties. Certain provisions of the Tax Act may deem property to be “taxable Canadian property” of a Non-Resident Holder in specific circumstances. Non-Resident Holders should consult their tax advisors in this regard.

Taxation of Dividends

Dividends on the common shares paid or credited or deemed under the Tax Act to be paid or credited to the Non-Resident Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. Under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid or credited to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders should consult their own tax advisors.

Disposition of Common Shares

A Non-Resident Holder of common shares will generally not be subject to tax under the Tax Act in respect of the disposition of such shares, provided that the common shares are not, and are not deemed to be, taxable Canadian property (as discussed above) to such Non-Resident Holder at the time of disposition.

Certain United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences generally applicable to a United States holder (as defined below) with respect to the ownership and disposition of common shares. It addresses only United States holders that hold common shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular United States holder in light of its particular circumstances, nor does it address any tax consequences arising out of the laws of any state, local or non-United States jurisdiction or any aspect of United States federal tax law other than income taxation. This summary does not address tax considerations applicable to United States holders that are subject to special tax rules such as:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	qualified retirement plans;

•	broker-dealers;

•	traders in securities that elect mark-to-market accounting;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	United States holders holding common shares as part of a hedge, straddle or conversion transaction or as part of synthetic security or other integrated transaction;

•	holders that own, directly, indirectly or constructively, 10% or more of the Company’s total combined voting stock;

•	partnerships (or entities treated as partnerships for United States federal income tax purposes) and other pass-through entities;

•	United States holders subject to the alternative minimum tax; and

•	United States holders that acquired common shares in a compensation transaction.

If a partnership holds common shares, then the tax treatment of a partner in the partnership generally will depend on the tax status of the partner and the activities of the partnership. If you are a partner in a partnership that holds common shares, then you should consult your own tax advisor.

This summary is based on the Code, the Treasury regulations promulgated thereunder, and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The Company has not sought and does not intend to seek a ruling from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of common shares should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction, or under any applicable tax treaty.

As used herein, the term “United States holder” means a beneficial owner of common shares that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

Distributions with Respect to Common Shares

Assuming that the Company is not and does not become a passive foreign investment company (as discussed below), distributions paid by the Company to a United States holder with respect to common shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such United States holder as dividend income, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). Assuming that the Company is not and does not become a passive foreign investment company (as discussed below), dividends paid by the Company to non-corporate United States holders generally are expected to be eligible for the reduced rates of United States federal income tax available with respect to certain dividends received in taxable years beginning before January 1, 2011. Dividends paid by the Company generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such United States holder’s tax basis in its common shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder has held its common shares for more than one year.

If any distributions are paid in Canadian dollars, the amount includible in gross income by a United States holder will be the United States dollar value of such distribution, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into United States dollars on such date. If any Canadian dollars actually or constructively received by a United States holder are later converted into United States dollars, such United States holder may recognize gain or loss on the conversion. Such foreign currency gain or loss, if any, will be United States-source ordinary income or loss.

Subject to certain limitations, a United States holder may be entitled to deduct, or to claim a credit against its United States federal income taxes for, the amount of any Canadian taxes that are withheld from dividends paid to such United States holder. For foreign tax credit purposes, if 50% or more of the stock of the Company, by voting power or value, is owned, directly, indirectly or by attribution, by United States persons, then dividends paid by the Company in each taxable year will be treated partly as foreign-source income and partly as United States-source income, depending upon the ratio for such taxable year of the Company’s United States-source earnings and profits to its total earnings and profits. However, if the Company has less than 10% United States-source earnings and profits for any taxable year, then dividends paid out of the Company’s earnings and profits for such year will be entirely foreign-source income. Further, in general, a United States holder that qualifies for the benefits of the Treaty may elect to treat as foreign-source income any portion of a dividend that otherwise would be treated as United States-source income under these rules, although the amount so treated will be subject to certain special limitations in the computation of the foreign tax credit. If less than 50% of the stock of the Company, by voting power and value, is owned by United States persons, then dividends paid by the Company generally will be treated as foreign-source income for foreign tax credit purposes. Dividends paid by the Company generally will be classified as passive income for foreign tax credit purposes, and therefore will be subject to the separate limitation for passive income, unless the dividends are treated as so-called “high-taxed income” in the hands of the United States holder. The rules governing the foreign tax credit are complex and the availability of the credit is subject to various limitations. United States holders should consult their own tax advisors as to the availability of the foreign tax credit in their particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Assuming that the Company is not and does not become a passive foreign investment company (as discussed below), a United States holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of common shares measured by the difference between the amount received and the United States holder’s tax basis in such common shares. Any gain or loss will be long-term capital gain or loss if the United States holder has held such common shares for more than one year, and generally will be United States- source gain or loss. Long-term capital gains of non-corporate United States holders generally are expected to be eligible for reduced rates of United States federal income tax. A United States holder’s ability to deduct capital losses is subject to limitations.

The amount realized by a cash-basis United States holder that receives foreign currency in connection with a sale, exchange or other disposition of common shares will be based upon the United States dollar value of the foreign currency received with respect to such common shares as determined on the settlement date of such sale, exchange or other disposition. An accrual-basis United States holder may elect the same treatment required of a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions) with respect to a sale, exchange or other disposition of common shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. An accrual-basis United States holder that does not elect to be treated as a cash-basis taxpayer for this purpose may recognize a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other disposition and the value prevailing on the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and as United States-source income or loss.

Passive Foreign Investment Company Rules

United States holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Company is, or were to become, a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Although the determination of whether a Company is a PFIC is made annually based on the composition of the assets and income of the Company in existence at such time and consequently may be subject to change, the Company does not believe that it is, nor does the Company expect to become, a PFIC for United States federal income tax purposes. The Company urges holders to consult their own tax advisors regarding the adverse tax consequences of owning the common shares were the Company to be or become a PFIC and the possibility of making certain elections designed to lessen those adverse consequences.

Backup Withholding Tax and Information Reporting

In general, we must report certain information to the IRS with respect to payments of dividends on common shares, and payments of the proceeds of the sale of common shares, to certain non-corporate United States holders. The payor (which may be us or an intermediate payor) will be required to impose backup withholding tax, currently at a rate of 28%, if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or to establish an exemption from backup withholding tax; (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect; (iii) there has been a notified payee underreporting described in Section 3406(c) of the Code; or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding tax under the Code. Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common shares being offered. Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are joint book-running managers and Deutsche Bank Securities Inc. is the representative of the underwriters listed below. Subject to certain conditions, each underwriter has severally agreed to purchase from us the number of common shares indicated in the following table.

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated.
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Total

The underwriting agreement provides that the obligation of the underwriters to purchase and accept for delivery the shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase and accept all of the common shares offered hereby if any of the shares are purchased. However, the underwriters are not required to take or purchase common shares covered by the over-allotment option discussed below.

Common shares sold by the underwriters to the public will initially be offered at the initial public offering price listed on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                     per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted an option to the underwriters to purchase, within 30 days of the date of this prospectus supplement, up to                      additional common shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial number of common shares reflected in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Cott	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that total expenses payable by us with respect to this offering, excluding underwriting discounts and commissions, will be approximately $                .

The obligations of the underwriters under the underwriting agreement are several, and not joint nor joint and several, and the underwriting agreement provides that the underwriters may, at their discretion, terminate their obligations under the underwriting agreement on the basis of their assessment of the financial markets and upon the occurrence of certain stated events. The underwriters are, however, severally (and not jointly, nor joint and severally) obligated to take up and pay for all of the common shares if any of the common shares are purchased under the underwriting agreement.

We have applied to list the common shares offered under this prospectus supplement on the NYSE and the TSX. Listing of the common shares on the NYSE and the TSX will be subject to our fulfilling all of the listing requirements of each respective stock exchange on or before the closing of this offering.

We have agreed to indemnify the underwriters and their respective directors, officers, employees and agents against certain liabilities in respect of the offering, and to contribute to payments that the underwriters may be required to make in respect thereof.

We and our directors and executive officers have agreed with the underwriters not to issue or announce the issuance of any common shares or any securities convertible into, or exchangeable for or exercisable to acquire, our common shares, other than in certain circumstances, in each case for a period of 60 days commencing on the closing of this offering, without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters.

In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters may close out any short position by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering. Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common shares. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the TSX, the NYSE, in the over-the-counter market or otherwise.

Pursuant to policy statements of certain securities regulators, the underwriters may not, throughout the period of distribution, bid for or purchase common shares. The policy statements allow certain exceptions to the foregoing prohibitions. The underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Investment Industry Regulation Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on websites maintained by one or more of the joint book-running managers of this offering and may be made available on websites maintained by other underwriters. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

The underwriters and their respective affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees. Concurrently with this offering in the United States and pursuant to the terms of the underwriting agreement, we have agreed to issue and sell our common shares in certain provinces of Canada, including British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. U.S. broker/dealer affiliates or Canadian securities dealer affiliates of the underwriters may sell our common shares in the United States and Canada, as the case may be, in each case in accordance with applicable law. In particular, certain of the underwriters are acting as initial purchasers in connection with the Notes Offering and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint lead arrangers, J.P. Morgan Securities Inc. is acting as sole bookrunner, Bank of America, N.A. is acting as documentation agent and JPMorgan Chase Bank, N.A. is acting as administrative agent and administrative collateral agent under the ABL Facility and the Amended ABL Facility.

Foreign Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the initial purchasers for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any initial purchaser to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the initial purchasers with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the initial purchasers, is authorized to make any further offer of the notes on our behalf, or on behalf of the initial purchasers.

United Kingdom

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”)), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, trusts and certain persons connected with them”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. Recipients of this prospectus supplement are not permitted to transmit it to any other person. The notes are not being offered to the public in the United Kingdom.

LEGAL MATTERS

We have been represented by Kirkland & Ellis LLP, New York, New York, as U.S. counsel, and Goodmans LLP, as Canadian counsel. The underwriters have been represented by Shearman & Sterling LLP, New York, New York with respect to U.S. legal matters and by Stikeman Elliott LLP with respect to Canadian legal matters.

EXPERTS

The financial statements as of January 2, 2010 and December 27, 2008 and for each of the two years in the period ended January 2, 2010 and management’s assessment of the effectiveness of internal control over financial reporting as of January 2, 2010 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended January 2, 2010 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for the year ended December 29, 2007 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended January 2, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Cliffstar Corporation included in Cott Corporation’s Current Report on Form 8-K dated August 4, 2010 and incorporated by reference herein have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information can be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including us. These reports, proxy statements and other information can also be read at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are “incorporating by reference” into this prospectus supplement certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The documents that we incorporate disclose important information that each prospective purchaser should consider when deciding whether to invest in the common shares. The information we incorporate by reference in this prospectus supplement is legally deemed to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information included in this prospectus supplement and the documents listed below. We incorporate the documents listed below:

•	our Annual Report on Form 10-K for the year ended January 2, 2010, filed with the SEC on March 16, 2010;

•

our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010, filed with the SEC on May 12, 2010, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010, filed with the SEC on August 4, 2010;

•

our Definitive Proxy Statement on Schedule 14A related to our Annual and Special Meeting of Shareholders, filed with the SEC on April 1, 2010 (with respect to information contained in such Definitive Proxy Statement that is incorporated into Part III of our Annual Report on Form 10-K for the year ended January 2, 2010 only);

•

our Current Reports on Form 8-K filed with the SEC on January 19, 2010, April 29, 2010, May 5, 2010, May 7, 2010, July 8, 2010, (as amended by our Current Report on Form 8-K/A filed on July 9, 2010), July 30, 2010 and August 4, 2010 (except, in any such case, the portions furnished and not filed pursuant to Item 2.02, Item 7.01 or otherwise);

•

all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement of which this prospectus forms a part until all of the securities being offered under this prospectus supplement are sold (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K); and

•

the description of our common shares contained in our Registration Statement on Form 8-A/12(B) filed on July 25, 2002, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Cott Corporation

5519 West Idlewild Avenue

Tampa, Florida, United States 33634

Attention: Investor Relations

Telephone: (813) 313-1840

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such filings.

PROSPECTUS

$300,000,000

Debt Securities, Guarantees of Debt Securities, Common Shares, Preferred Shares, Depositary Shares, Warrants to Purchase Debt Securities, Warrants to Purchase Common Shares, Warrants to Purchase Preferred Shares, Warrants to Purchase Depositary Shares, Stock Purchase Contracts and Stock Purchase Units.

We may offer from time to time, in one or more offerings, our debt and equity securities. This prospectus describes the general terms of these securities and the general manner in which we will offer them. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference herein or therein, before you invest in these securities.

We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth their names and any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

Investing in our securities involves risks. You should carefully consider the information referred to under the heading “Risk Factors” beginning on page 7.

Our common stock is traded on the New York Stock Exchange under the symbol “COT” and on the Toronto Stock Exchange under the symbol “BCB.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 19, 2009

As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important information about Cott Corporation that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at http://www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

You may also obtain copies of the incorporated documents, without charge, upon written request to the office of our Corporate Secretary, 5519 West Idlewild Avenue, Tampa, Florida 33634.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this process, Cott Corporation, Cott Holdings Inc., Cott USA Corp., Cott Beverages Inc., Cott Vending Inc. and Interim BCB, LLC (collectively, the “Co-Registrants,”) may, from time to time, offer, sell and issue any of the securities or any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the securities we and the Co-Registrants may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus, any post-effective amendment, any prospectus supplement, and any information incorporated by reference into the prospectus, any post-effective amendment, and prospectus supplement, together with the information described under the headings, “Where to Find Additional Information” and “Incorporation of Certain Information by Reference” and any additional information you may need to make your investment decision.

This prospectus provides you with a general description of the debt and equity securities we may offer. Each time we use this prospectus to offer debt and equity securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also supplement, update or change information contained in this prospectus. Therefore, if there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement.

We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the document.

To understand the terms of our debt and equity securities, you should carefully read this prospectus and the applicable prospectus supplement. Together they give the specific terms of the debt and equity securities we are offering. You should also read the documents we have referred you to under “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents” below for information about us. The shelf registration statement, including the exhibits thereto, can be read at the SEC’s website or at the SEC’s Public Reference Room as described under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the debt and equity securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our debt and equity securities offered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at http://www.cott.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are “incorporating by reference” specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings made with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, including filings made on or after the date hereof:

•	our Annual Report on Form 10-K for the year ended December 27, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 28, 2009;

•	our Current Reports on Form 8-K filed on February 2, 2009, February 24, 2009, March 6, 2009 and May 29, 2009; and

•	our Registration Statement on Form 8-A/12(B) filed on July 25, 2002.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Our Commission File Number is 001-31410.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website at http://www.cott.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Cott Corporation

5519 West Idlewild Avenue

Tampa, Florida, United States 33634

Attention: Investor Relations

Telephone: (813) 313-1872

Except for the documents incorporated by reference as noted above, we do not incorporate into this prospectus any of the information included in our website.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements made in this prospectus and the documents incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could,” often identify forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. While we believe these forward-looking statements are reasonable, any of these assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be incorrect. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Cott’s most recent Annual Report on Form 10-K, under “Cautionary Statement About Forward Looking Statements,” and Cott’s quarterly reports on Form 10-Q. Cott disclaims any intent or obligation to update or revise any forward-looking statements in response to new information, unforeseen events, changed circumstances or any other occurrence. In addition, actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a variety of factors and conditions which include, but are not limited to

•	our ability to compete successfully;

•	changes in consumer tastes and preferences for existing products and our ability to develop and timely launch new products that appeal to such changing consumer tastes and preferences;

•	loss of or a reduction in business with key customers, particularly Wal-Mart, and the commitment of our customers to their own Cott-supplied beverage programs;

•	our substantial debt levels and our ability to service and reduce our debt;

•	our ability to maintain compliance with the covenants and conditions under our debt agreements;

•	fluctuations in interest rates;

•	further credit downgrades;

•	further deterioration of the capital markets;

•	currency fluctuations that adversely affect the exchange between the U.S. dollar and the pound sterling, the Euro, the Canadian dollar, the Mexican peso and other currencies;

•	fluctuations in commodity prices and our ability to pass on increased costs to our customers, and the impact of those increased prices on our volumes;

•	our ability to maintain favorable arrangements and relationships with our suppliers;

•	our exposure to intangible asset risk;

•	our ability to manage our operations successfully;

•	our ability to fully realize the expected cost savings and/or operating efficiencies from our restructuring activities;

•	any disruption to production at our beverage concentrates or other manufacturing facilities;

•	our ability to protect our intellectual property;

•	the impact of regulation and regulatory, investigative and legal actions;

•	unseasonably cold or wet weather, which could reduce demand for our beverages;

•	the impact of national, regional and global events, including those of a political, economic, business and competitive nature;

•	our ability to recruit, retain, and integrate new management and a new management structure;

•	volatility of our stock price;

•	disruptions in our information systems; or

•	interruption in transportation systems, labor strikes, work stoppages and other interruptions or difficulties in the employment of labor or transportation in our markets.

These forward-looking statements are expressly qualified in their entirety by this cautionary statement. These forward-looking statements are only made as of the date hereof and, except as required by law, we undertake no obligation to update these forward-looking statements to reflect new information, subsequent events or otherwise.

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus, including the documents incorporated by reference, which are described under “Incorporation by Reference of Certain Documents” and “Where You Can Find More Information.” You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

In this prospectus, except as otherwise indicated or as the context otherwise requires, “Cott,” “we,” “our,” the “Company” and “us” refer to Cott Corporation, a Canadian corporation.

Our Company

Cott is one of the world’s largest non-alcoholic beverage companies and the world’s largest retailer brand soft drink provider. In addition to carbonated soft drinks (“CSDs”), Cott’s product lines include clear, still and sparkling flavored waters, juice-based products, bottled water, energy drinks and ready-to-drink teas.

Cott operates in five operating segments—North America (which includes its U.S. reporting unit and Canada reporting unit), United Kingdom (which includes its United Kingdom reporting unit and Continental European reporting unit), Mexico, Royal Crown International and All Other (which includes its Asia reporting unit and international corporate expenses). Cott closed its active Asian operations at the end of fiscal year 2008.

Cott incorporated in 1955 and is governed by the Canada Business Corporations Act. Its registered Canadian office is located at 333 Avro Avenue, Pointe-Claire, Quebec, Canada H9R 5W3 and its principal executive offices are located at 5519 W. Idlewild Avenue, Tampa, Florida, United States 33634 and 6525 Viscount Road, Mississauga, Ontario, Canada L4V 1H6. The registered Canadian office and principal executive office for each of the guarantor registrants is the same as the registered Canadian office and principal executive office for Cott.

RISK FACTORS

You should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference herein, unless expressly provided otherwise, and, in particular, the risk factors described in our Annual Report on Form 10-K for the year ended December 28, 2008, our Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 and certain of our other filings with the SEC. The risks described in any document incorporated by reference herein are not the only ones we face, but are considered to be the most material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of our debt and equity securities offered by this prospectus for the repayment of indebtedness, to finance acquisitions or for general corporate and working capital purposes. We may invest the net proceeds temporarily or apply them to repay short-term or revolving debt until we use them for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	Three Months Ended	Year Ended
	March 28, 2009	December 27, 2008		December 28, 2007		December 30, 2006	December 31, 2005	January 1, 2005
Ratio of earnings to fixed charges	2.6x	(2.5	)x	(1.0	)x	0.2x	2.2x	4.9x

We compute the ratio of earnings to fixed charges by dividing (i) earnings (loss), which consists of net income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less interest capitalized during the period and adjusted for undistributed earnings in equity investments, by (ii) fixed charges, which consist of interest expense, capitalized interest and the portion of rental expense under operating leases estimated to be representative of the interest factor. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 30, 2006. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $35 million in pre-tax earnings in the year ended December 30, 2006. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 28, 2007. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $88 million in pre-tax earnings in the year ended December 28, 2007. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 27, 2008. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $145 million in pre-tax earnings in the year ended December 27, 2008.

Because we have not issued any preferred stock to date, the ratio of earnings to fixed charges and preferred stock dividend requirements is identical to the ratio shown above.

DESCRIPTION OF DEBT SECURITIES

This section summarizes the terms that will generally apply to the debt securities we may offer. The prospectus supplement relating to any particular debt securities will contain most of the financial terms and other specific terms applicable to those securities. Those terms may vary from the terms described here. The prospectus supplement may also describe material federal income tax consequences of the particular securities. As used in this section, “we,” “us,” “our” refer to Cott Corporation and the Co-Registrants. References to “Cott” are to Cott Corporation and not any of its subsidiaries.

The debt securities that we may issue will be direct, general obligations of Cott Corporation and/or its subsidiaries as set forth on the applicable prospectus supplement that may be secured or unsecured. The debt securities may be fully and unconditionally guaranteed on a senior or subordinated basis, jointly and severally by Cott and one or more of its wholly-owned subsidiaries. We may issue either senior debt securities or subordinated debt securities. Our senior debt securities will rank equally with all other senior unsubordinated indebtedness of Cott. Our subordinated debt securities will be subordinated in right of payment to the prior payment in full of the “senior debt” of Cott, as described below under “Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any subordinated debt securities that we may offer.

As required by federal law for all bonds and notes publicly offered by companies, the debt securities will be issued under a document called an “indenture.” An indenture is a contract between us and a corporate trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf described under “Remedies If an Event of Default Occurs.” Second, the trustee performs administrative duties for us, such as sending your interest payments, transferring your securities to a new buyer if you sell and sending you notices.

We will issue any senior debt securities under a “senior debt indenture,” and any subordinated debt securities under a separate “subordinated debt indenture.” Each indenture will be between Cott and a trustee that meets the requirements of the Trust Indenture Act of 1939, as amended. For purposes of the descriptions in this section, we may refer to the senior debt indenture and the subordinated debt indenture as an “indenture” or, collectively, as the “indentures.”

Under applicable Canadian law, a Canadian licensed trust company may be required to be appointed as co-trustee under any or all of the indentures in certain circumstances. In such circumstances, it is anticipated that application will be made to the appropriate Canadian regulatory authorities for exemptions from this and other requirements of Canadian law applicable to the indentures. If such relief is not obtained, the applicable legislative requirements will be complied with at the time of the applicable offering.

The indentures do not limit the amount of debt securities that may be issued under them. We may issue the debt securities from time to time in one or more series. We are not required to issue all of the debt securities of one series at the same time and, unless otherwise provided in the applicable indenture or prospectus supplement, we may reopen a series and issue additional debt securities of that series without the consent of the holders of the outstanding debt securities of that series.

The prospectus supplement for any particular debt securities will indicate whether the debt securities are senior debt securities or subordinated debt securities and will describe the specific terms of the debt securities. Because this summary and the summary in any prospectus supplement do not contain all of the information you might find useful, you should read the applicable indenture for provisions that may be important to you. The indentures are substantially identical, except that our covenants described in the second paragraph under “Consolidation, Merger or Sale of Assets” and under “Restrictive Covenants in Senior Debt Indenture” are included only in the senior debt indenture and the provisions relating to subordination described under “Subordination of Subordinated Debt Securities” are included only in the subordinated debt indenture. The forms of the indentures are exhibits to the registration statement. See “Where You Can Find More Information” to find out how you can obtain a copy of the registration statement.

Terms of Debt Securities to Be Included in the Prospectus Supplement

The prospectus supplement for any series of debt securities that we may offer will state the price or prices at which the debt securities will be offered and will contain the specific terms of the debt securities of that series. These terms may include the following:

•	the title of the debt securities, whether they are senior debt securities or subordinated debt securities and, if subordinated, the terms of subordination;

•	the aggregate principal amount of the debt securities and any limit on that aggregate principal amount;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable;

•	the interest rate or rates, if any, and the date or dates from which the interest accrues;

•	the dates on which the interest, if any, is payable and the regular record dates for the interest payment dates;

•	the places where the principal of and any premium and any interest on the debt securities will be payable;

•	whether the offered debt securities are redeemable at our option and, if so, the redemption price or prices and other redemption terms and conditions;

•

whether we must redeem or purchase the offered debt securities according to any sinking fund or similar provision or at the option of the holder of the debt securities, and the period or periods within which, or the date and dates on which, the price or prices at which, and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, in accordance with that obligation;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which debt securities of the series will be issuable;

•	if other than the principal amount, the portion of the principal amount payable if the maturity of the debt securities is accelerated;

•	whether any index, formula or other method will determine payments of principal or interest and the manner of determining the amount of the payments;

•	if other than U.S. dollars, the currency, currencies or currency units in which the principal of, or any premium or interest on, debt securities of the series will be payable;

•

if the principal or any premium or interest is to be payable, at the election of Cott or the holder, in a currency or currencies other than that or those in which the debt securities are stated to be payable, the currency or currencies in which the payment may be elected to be payable and the periods within which, and the terms and conditions upon which, the election is to be made;

•	whether we have the right to defer payments of interest by extending the interest payment period and the duration of any permissible extension;

•	whether the provisions relating to defeasance and covenant defeasance described under “Defeasance and Covenant Defeasance” apply;

•

if the debt securities will be issued in whole or in part in the form of a book-entry debt security, as described under the heading “Book-Entry Securities”, the depositary for the debt securities and the terms and conditions, if any, upon which the book-entry debt securities may be registered for transfer or exchange in the name of a person other than the depositary or its nominee;

•	any addition to, or change in, the events of default described under “Remedies If an Event of Default Occurs”;

•	any addition to, or change in, the covenants in the indenture applicable to the debt securities;

•	if applicable, the terms of any right to convert or exchange the debt securities into common or preferred stock or depositary shares of Cott;

•	whether the debt securities will be sold as part of units consisting of debt securities and other securities;

•	if applicable, the terms of any guarantee of debt securities;

•	if the debt securities are to be issued upon the exercise of warrants, the time, manner and place for the debt securities to be authenticated and delivered; and

•	any other terms consistent with the applicable indenture.

We may issue some of the debt securities at a substantial discount below their principal amount as “original issue discount securities.” “Original issue discount securities” means that less than the entire principal amount of the securities will be payable upon declaration of acceleration of their maturity. The applicable prospectus supplement will describe any material federal income tax consequences and other considerations that apply to original issue discount securities.

Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate and debt securities issued as part of units consisting of debt securities and other securities may be sold or deemed to be sold at a discount below their stated principal amount. If Cott has the right to defer interest with respect to any debt securities, the holders of these debt securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. Any material federal income tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

To the extent provided in the subordinated debt indenture, the payment of the principal of, and any premium and interest on, any subordinated debt securities, including amounts payable on any redemption or repurchase, will be subordinated in right of payment to the prior payment in full of all our “senior debt,” as defined below. This means that in some circumstances, if we do not make payments on all of our debt obligations as they come due, the holders of our senior debt will be entitled to receive payment in full of all amounts that are due or will become due on our senior debt before the holders of subordinated debt securities will be entitled to receive any amounts on the subordinated debt securities. These circumstances include:

•	our filing for bankruptcy or the occurrence of other events in bankruptcy, insolvency or similar proceedings;

•	any liquidation, dissolution or winding up of our company, or any assignment for the benefit of our creditors or marshaling of our assets; or

•

acceleration of the maturity of the subordinated debt securities. For example, the entire principal amount of a series of subordinated debt securities may be declared to be due and immediately payable or may be automatically accelerated due to an event of default as described under “Remedies If an Event of Default Occurs”.

In addition, we are not permitted to make payments of principal, any premium or interest on the subordinated debt securities if we default in our obligation to make payments on any senior debt beyond any applicable grace period and do not cure that default, or if an event of default that permits the holders of any senior debt or a trustee on their behalf to accelerate the maturity of the senior debt occurs, or if any judicial proceeding is pending with respect to a payment default or event of default of this kind with respect to senior debt.

These subordination provisions mean that if we are insolvent, a holder of our senior debt may ultimately receive out of our assets more than a holder of the same amount of our subordinated debt.

“Senior debt” means the principal of, any premium and unpaid interest on all of our present and future:

•	indebtedness for money that we borrow;

•	obligations represented by our bonds, debentures, notes or similar instruments;

•

indebtedness incurred, assumed or guaranteed when we acquire any business, property or assets except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles;

•	obligations that we owe as a lessee under leases that generally accepted accounting principles require us to capitalize on our balance sheet;

•	reimbursement obligations under letters of credit relating to indebtedness or other obligations of the kind referred to in the four bullets above; and

•	obligations under our guarantees of the indebtedness or obligations of others of the kind referred to in the five bullets above.

Senior debt does not include any indebtedness that expressly states in the instrument creating or evidencing it that it is not superior in right of payment to the subordinated debt securities. Senior debt also does not include any subordinated debt securities.

The applicable prospectus supplement may further describe the provisions applicable to the subordination of the subordinated debt securities of a particular series. The applicable prospectus supplement will describe the approximate amount, on a recent date, of senior debt outstanding to which the subordinated debt securities of that series will be subordinated. The indentures do not limit the amount of senior debt we are permitted to have, and we may incur additional senior debt after the issuance of any subordinated debt securities.

Conversion or Exchange of Debt Securities

The applicable prospectus supplement will describe the terms, if any, on which a series of debt securities may be converted into or exchanged for Cott common or preferred stock or depositary shares. These terms will include whether the conversion or exchange is mandatory, or is at Cott’s option or the option of the holder. We will also describe in the applicable prospectus supplement how we will calculate the number of securities that holders of debt securities would receive if they were to convert or exchange their debt securities, the conversion price, any other terms related to conversion and any anti-dilution protections.

Consolidation, Merger or Sale of Assets

The indentures generally permit Cott to consolidate with or merge into another company. They also permit us to sell substantially all our assets to another company. However, we may not take any of these actions unless the following conditions are met:

•

If we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for the debt securities and be a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof, the United States, any state thereof or the District of Columbia or, if such transaction would not impair your rights, any other country provided the successor entity assumes our obligations under the debt securities and the indenture to pay additional amounts; and

•

The merger, sale of assets or other transaction must not cause a default on the debt securities. For purposes of this no-default test, a default would include any event of default described below under

•

“Remedies If an Event of Default Occurs” that has occurred and is continuing. A default for this purpose would also include any event that would be an event of default if the requirement for giving us default notice or the requirement that the default had to exist for a specific period of time was disregarded.

If we merge out of existence or sell substantially all our assets, the surviving or acquiring entity will be substituted for Cott in the indentures with the same effect as if it had been an original party to the indentures. After a merger or sale of substantially all our assets, the surviving or acquiring entity may exercise Cott’s rights and powers under each indenture, and Cott will be released from all its liabilities and obligations under the indenture and under the debt securities.

Modification and Waiver

Modification

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Approval of All Holders. First, there are changes that cannot be made to the indenture and the debt securities issued under that indenture without the approval of the holder of each debt security affected by the changes:

•	change the stated maturity of the principal of or interest on any debt security;

•	reduce any amounts due on any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the place or currency of payment on any debt security;

•	impair the right of the holders to sue for payment;

•	impair any right that a holder of a debt security may have to exchange or convert the debt security for or into our common stock, preferred stock or depositary shares;

•	reduce the percentage of the securities of any series whose holders’ consent is needed to modify the indenture;

•	reduce the percentage of the securities of any series whose holders’ consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•	in the case of subordinated debt securities, modify the ranking or priority of the securities in a way that is adverse to the holders in any material respect; or

•

modify any aspect of the provisions dealing with modification and waiver of the indenture, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without consent of the holder of each affected debt security.

Changes Requiring Consent by the Holders of 50% of the Debt Securities of Each Affected Series. The second type of change to the indenture and the debt securities issued under that indenture requires a vote in favor by holders owning more than 50% of the principal amount of the debt securities of each series affected by the change. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities in any material respect.

Changes Not Requiring Approval. The third type of change does not require any consent by holders of the debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect and changes that affect only debt securities to be issued under the indenture after the changes take effect.

Waiver

A vote in favor by holders owning a majority of the principal amount of the debt securities of an affected series would be required for us to obtain a waiver of all or part of the restrictive covenants described below under “Restrictive Covenants in Senior Debt Indenture” or a waiver of a past default with respect to the series. However, we cannot obtain a waiver of a payment default or any other aspect of either indenture or the debt securities listed above under “Changes Requiring Approval of All Holders” unless we obtain the individual consent of each holder of securities affected by the change.

Rules Concerning Voting

When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•

For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known, because, for example, it is based on an index, we will use a special rule described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding and will, therefore, not be eligible to vote if we have deposited or set aside in trust for the holders money for their payment or redemption. In addition, securities will not be eligible to vote if they have been fully defeased as described under “Defeasance and Covenant Defeasance—Full Defeasance”.

Also, securities that we or our affiliates own will not be considered outstanding. However, securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the trustee’s satisfaction the pledgee’s right to vote with respect to the securities and that the pledgee is not one of the persons referred to in the preceding sentence.

In certain circumstances, we or the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series of debt securities, that vote or action may be taken only if holders of the required percentage of outstanding debt securities vote within 90 days of the record date to approve taking the action.

Remedies If an Event of Default Occurs

If you are the holder of a subordinated debt security, all the remedies available upon the occurrence of any event of default under the subordinated debt indenture will be subject to the restrictions on the subordinated debt securities described above under “Subordination of Subordinated Debt Securities.”

Each indenture defines an “event of default” with respect to the debt securities of any series to mean any of the following:

•	our failure to pay interest on a debt security of that series within 30 days after its due date;

•

our failure to pay the principal of, or any premium on, a debt security of that series at its due date, and continuance of that failure for a period of 30 days if the security became due by its terms as a result of a sinking fund provision;

•	our failure to deposit any sinking fund payment with respect to debt securities of that series within 30 days after it becomes due;

•

our failure to perform, or breach of, any other covenant or warranty of Cott in the indenture with respect to debt securities of that series that continues for 90 days after a written notice to us by the applicable trustee or to us and the trustee by the holders of at least 25% of the principal amount of the outstanding debt securities of that series stating that we are in default;

•	our filing for bankruptcy or the occurrence of other specific events of bankruptcy, insolvency, or reorganization; and

•	the occurrence of any other event of default with respect to any debt securities of that series described in the prospectus supplement.

If an event of default applicable to any series of debt securities then outstanding occurs and continues, the applicable trustee or the holders of at least 25% of the principal amount of the outstanding debt securities of that series will have the right to declare the entire principal of all the debt securities of that series to be due and payable immediately. If the event of default occurs because of specified events in bankruptcy, insolvency or reorganization relating to Cott, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. Each of the situations described above is called a declaration of acceleration of maturity. Under certain circumstances, the holders of a majority of the principal amount of the securities of that series may cancel the declaration of acceleration of maturity and waive the past defaults.

For most defaults under either indenture with respect to any series of debt securities, the trustee will be required to give to the holders of the securities of the series notice of a default known to it within 90 days of the occurrence of the default. For these purposes, a default is defined as the occurrence of any of the events set forth in the events of default in the indenture, without any grace periods and regardless of notice. For defaults described in the fourth bullet from the top in this subsection, the trustee is not to give notice until at least 30 days after the occurrence of the default. The trustee may withhold notice of any default, except in the payment of principal or interest or any sinking fund installment, if it decides in good faith that withholding notice is in the interests of the holders.

Generally, the trustee is not required to take any action under the relevant indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liabilities. This protection is called an “indemnity.” If they provide this indemnity, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee to exercise any other action permitted under the applicable indenture. The trustee may decline to act if the direction given is contrary to law or the applicable indenture.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and is continuing;

•

The holders of not less than 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	The trustee must not have taken action for 60 days after receipt of the above notice, request and offer of indemnity; and

•

During those 60 days, the holders of a majority in principal amount of the debt securities of the relevant series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of the relevant series.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

Defeasance and Covenant Defeasance

The following discussion of defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

Full Defeasance

If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities of a series (called “full defeasance”) on the 91st day after the date of the deposit referred to in the first bullet below if we satisfy the conditions below:

•

We must deposit in trust for the benefit of all holders of the debt securities a combination of cash and U.S. government obligations or U.S. government agency obligations unconditionally guaranteed by the United States (or if the debt securities are in a foreign currency, foreign government securities in the same foreign currency) that will generate enough cash to pay principal and any premium and any interest on the debt securities on their various due dates.

•

There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

•

In the case of any subordinated debt securities, at the time of the deposit referred to above, no payment default on any senior debt may have occurred and be continuing, no acceleration of the maturity of any senior debt upon any event of default may have occurred and be continuing and no other event of default with respect to any senior debt may have occurred and be continuing permitting (after notice or lapse of time or both) the holders of the senior debt or a trustee on their behalf to accelerate the maturity of the senior debt.

•

We must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the above conditions and all other conditions to defeasance under the applicable indenture have been complied with.

If we ever fully defeased your debt securities, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. If the debt securities are subordinated debt securities, their holders would be released from the subordination provisions described under “Subordination of Subordinated Debt Securities.”

Covenant Defeasance

Under current federal tax law, we can make the same type of deposit described above and be released from certain restrictive covenants relating to your debt security that may be described in your prospectus supplement. The release from these covenants is called “covenant defeasance.” In that event, you would lose the protection of these covenants, and any omission to comply with them would not constitute an event of default. You would, however, gain the protection of having cash and securities set aside in trust to repay the debt securities. If the debt securities are subordinated, their holders would be released from the subordination provisions described above under “Subordination of Subordinated Debt Securities”. In order to achieve covenant defeasance, we must do the following:

•

We must deposit in trust for the benefit of all holders of the debt securities a combination of cash and U.S. government obligations or U.S. government agency obligations unconditionally guaranteed by the

United States (or if the debt securities are in a foreign currency, foreign government securities in the same foreign currency) that will generate enough cash to pay principal and any premium and any interest on the debt securities on their various due dates.

•

We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make that deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•

In the case of any subordinated debt securities, at the time of the deposit referred to above, no payment default on any senior debt may have occurred and be continuing, no acceleration of the maturity of any senior debt upon any event of default may have occurred and be continuing and no other event of default with respect to any senior debt may have occurred and be continuing permitting (after notice or lapse of time or both) the holders of the senior debt or a trustee on their behalf to accelerate the maturity of the senior debt.

•

We must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the above conditions and all other conditions to defeasance under the applicable indenture have been complied with.

If we accomplish covenant defeasance with regard to your debt securities, the following provisions of the applicable indenture and the debt securities would no longer apply:

•	If your debt securities are senior debt securities, certain restrictions.

•	Any other covenants applicable to the series of debt securities described in the prospectus supplement.

•	The events of default relating to breach of covenants described above under “Remedies If an Event of Default Occurs”.

•	If the securities are subordinated, the subordination provisions of the debt securities described above under “Subordination of Subordinated Debt Securities”.

If we accomplish covenant defeasance, the holders of the debt securities could still look to us for repayment of those securities if there were a shortfall in the trust deposits. If a remaining event of default occurred and the debt securities became immediately due and payable, there could be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Legal Ownership

Street Name and Other Indirect Owners

Investors who hold securities in accounts at banks or brokers will generally not be recognized by us as legal holders of securities. This is called holding in “street name.” Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold securities in street name, you should check with your own institution to find out:

•	How it handles securities payments and notices.

•	Whether it imposes fees or charges.

•	How it would handle voting if ever required.

•	Whether and how you can instruct it to send you securities registered in your own name so you can be a holder as described below.

•	How it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

Registered Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of securities. As noted above, we do not have obligations to you if you hold securities in street name or by other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of book-entry securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Book-Entry Securities

What is a Book-Entry Security? A book-entry security is a special type of indirectly held security, as described above under “Street Name and Other Indirect Owners”. If we choose to issue securities in the form of book-entry securities, the ultimate beneficial owners can only be indirect owners. We do this by requiring that the book-entry security be registered in the name of a financial institution we select and by requiring that the securities included in the book-entry security not be transferred to the name of any other holder unless the special circumstances described below occur. The financial institution that acts as the sole holder of the book-entry security is called the “depositary.” Any person wishing to own a security must do so indirectly by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of securities will be issued only in the form of book-entry securities.

Special Investor Considerations for Book-Entry Securities. As an indirect owner, an investor’s rights relating to a book-entry security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the book-entry security.

An investor should be aware that if securities are issued only in the form of book-entry securities:

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The investor cannot get securities registered in his or her own name and cannot receive physical certificates for his or her interest in the securities, except in the special situations we describe below.

•

The investor will be a street name owner and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities. See “Street Name and Other Indirect Owners” for information about these procedures.

The investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates

•

The investor may not be able to pledge his or her interest in the securities in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•

The depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the book-entry security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the book-entry security. We and the trustee also do not supervise the depositary in any way.

•	The depositary will require that interests in a book-entry security be purchased or sold within its system using same-day funds and your broker or bank may require you to do so as well.

Special Situations When a Book-Entry Security Will Be Terminated

In a few special situations described below, a book-entry security will terminate and interests in it will be exchanged for physical certificates representing the securities it represented. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be holders. The rights of street name investors and holders in the securities are described under “Street Name and Other Indirect Owners” and “Registered Holders.”

The special situations for termination of a book-entry security are:

•

If the depositary notifies us that it is unwilling or unable to continue as depositary, or ceases to be a clearing agency registered under applicable law, and we have not appointed a successor depositary within 90 days.

•	If we notify the trustee that we wish to terminate the book-entry security.

•	If an event of default on the securities has occurred and is continuing. Defaults are discussed above under “Remedies If an Event of Default Occurs”.

The prospectus supplement may also list additional situations for terminating a book-entry security that would apply only to the particular series of securities covered by the prospectus supplement.

If a book-entry security is terminated, only the depositary, and not we or the trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the book-entry security will be registered and, therefore, who will be the holders of those securities.

Certificated Debt Securities

If we issue certificated debt securities, they will be registered in the name of the holder of the debt security. Holders may transfer or exchange these certificated debt securities without the payment of any service charge, other than any tax or other governmental charge, by contacting the trustee.

We will pay principal of, and any premium and interest on, certificated debt securities at designated places, or we may choose to make these payments by check mailed to the persons in whose names the debt securities are registered or by wire transfer to their accounts, on days specified in the prospectus supplement.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

About the Trustee and Paying Agent

The trustee under both the senior debt indenture and the subordinated debt indenture will be named when debt securities are issued.

If an event of default, or an event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded, occurs, the trustee may be considered to have a conflicting interest with respect to the securities offered by this prospectus and any accompanying prospectus supplement, or with respect to the securities outstanding under that other indenture, for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the indenture under which the securities offered by this prospectus and any accompanying prospectus supplement will be issued, and we would be required to appoint a successor trustee.

At any time, the trustee under either indenture may resign or be removed by the holders of at least a majority in principal amount of any series of the outstanding debt securities of that indenture. If the trustee resigns, is removed or becomes incapable of acting as trustee, or if a vacancy occurs in the office of the trustee for any reason, a successor trustee will be appointed in accordance with the provisions of the indenture.

The trustee will act as paying agent for the debt securities unless a different paying agent is identified in any prospectus supplement.

DESCRIPTION OF COMMON SHARES

Our authorized capital stock consists of an unlimited number of common shares. As of May 1, 2009, there were 71,871,330 common shares outstanding. Our common shares are quoted on the New York Stock Exchange under the symbol “COT” and are listed on the Toronto Stock Exchange under the symbol “BCB.”

The following description of our common shares and provisions of our articles of amalgamation and By-laws is only a summary. The description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles and By-laws, which are exhibits to the registration statement which contains this prospectus. We encourage you to review complete copies of our articles and By-laws.

Voting Rights

Each holder of our common shares is entitled to one vote for each share on all matters submitted to a vote of our shareholders, including the election of our directors. The rights attached to the common shares do not provide for cumulative voting rights or preemptive rights. Accordingly, the holders of a majority of our outstanding common shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividend Rights

Subject to limitations under the Canada Business Corporations Act (the “CBCA”), preferences that may apply to any outstanding shares of preferred stock and contractual restrictions, holders of our common shares are entitled to receive ratably dividends or other distributions when and if declared by Cott’s board of directors. There are certain restrictions on the payment of dividends under our asset based lending facility and the indenture governing our 8% senior subordinated notes due 2011. In addition to such restrictions, whether any future dividends are paid to our shareholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects. Under the CBCA, Cott may pay dividends unless there are reasonable grounds for believing that (i) Cott is, or would after such payment be, unable to pay its liabilities as they become due or (ii) the realizable value of Cott’s assets would be less than the aggregate of its liabilities and stated capital of all classes of shares. For a more complete description of our dividend policy, see “Dividend Policy.”

Change of Control

Under the CBCA, the affirmative vote of two-thirds of the votes cast is required for shareholder approval of an amalgamation (other than certain short form amalgamations), for any sale, lease or exchange of all, or substantially all, of our assets, if not in the ordinary course of our business, and certain other fundamental changes including an amendment to the articles of amalgamation. Other shareholder action is generally decided by a majority of the votes cast at a meeting of shareholders.

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a non-Canadian of control of a Canadian business.

The authorization of undesignated preferred shares in our articles of amalgamation makes it possible for our board of directors to issue preferred shares with rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Trust Company N.A.

DESCRIPTION OF PREFERRED SHARES

We have the ability to issue an unlimited number of preferred shares, in series with such terms as our board of directors may determine. Any such series of preferred shares could have rights equal or superior to the rights of our common shares.

The following briefly summarizes the provisions of our articles of amalgamation that would be important to holders of our preferred shares. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles which is an exhibit to the registration statement which contains this prospectus. The description of most of the financial and other specific terms of your series will be in the prospectus supplement accompanying this prospectus. We encourage you to review complete copies of our articles and By-laws.

The specific terms of your series of preferred shares as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your series of preferred shares. The terms in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Our Authorized Preferred Shares

Under our articles of amalgamation, our board of directors is authorized, without further action by our shareholders, to issue at any time an unlimited number of preferred shares. Our board of directors may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to, each series of preferred shares. The preferred shares shall be entitled to priority over the common shares and all other shares ranking junior to the preferred shares with respect to the payment of dividends and the distribution of our assets in the event of any liquidation, dissolution or winding-up or other distribution of our assets among our shareholders for the purpose of winding-up our affairs. Except as otherwise provided by law or as may be required by the rules of the applicable national securities exchange or quotation service, the holders of the preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of our shareholders and shall not be entitled to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the preferred shares shall not be entitled to vote separately as a class on any proposal to amend our articles of amalgamation to:

•

increase or decrease any maximum number of authorized preferred shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the preferred shares;

•	effect an exchange, reclassification or cancellation of all or part of the preferred shares; or

•	create a new class of shares equal or superior to the preferred shares.

The prospectus supplement relating to the particular series of preferred shares will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the offering price at which we will issue the preferred shares;

•	the title, designation of number of preferred shares and stated value of the preferred shares;

•

the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to cumulate;

•	any conversion or exchange rights;

•	whether the preferred shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•	any liquidation rights;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our articles of amalgamation.

When we issue and receive payment for the preferred shares, the shares will be fully paid and non-assessable, which means that the holders will have paid their purchase price in full and we may not ask them to surrender additional funds.

The rights of holders of the preferred shares offered may be adversely affected by the rights of holders of any preferred shares that may be issued in the future. Our board of directors may cause the preferred shares to be issued in public or private transactions for any proper corporate purposes and may include issuances to obtain additional financing in connection with acquisitions, and issuances to officers, directors and employees pursuant to benefit plans. Our board of directors’ ability to issue preferred shares may discourage attempts by others to acquire control of us without negotiation with our board of directors, as it may make it difficult for a person to acquire us without negotiating with our board of directors.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for the special shares will be stated in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

We may elect to offer fractional interests in preferred shares, rather than offer whole preferred shares. If we choose to do this, we will provide for the issuance by a depositary to the public of receipts for depositary shares. Each depositary share will represent fractional interests of a particular series of preferred shares.

The shares of any series of preferred shares underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company, which we will select. The prospectus supplement relating to a series of depositary shares will state the name and address of the depositary. Unless otherwise provided by the deposit agreement, each owner of depositary shares will be entitled, in proportion to the applicable fractional interests in preferred shares underlying the depositary shares, to all the rights and preferences of the preferred stock underlying the depositary shares including dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of preferred shares in accordance with the terms of the offering described in the related prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of preferred shares to the record holders of depositary shares relating to the preferred shares in proportion to the numbers of the depositary shares owned by the holders on the relevant record date. The depositary will distribute only an amount, however, that can be distributed without attributing to any holder of depositary shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the record holders of depositary shares entitled to it, unless the depositary determines that it is not feasible to make the distribution. If this happens, the depositary may, with our approval, sell the property and distribute the net sale proceeds to the holders. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights that we offer to holders of the preferred stock will be made available to the holders of depositary shares.

Redemption of Depositary Shares

If a series of the preferred shares underlying the depositary shares is redeemed in whole or in part, the depositary shares will be redeemed from the redemption proceeds received by the depositary. The depositary will mail notice of redemption not less than 30, and not more than 60, days before the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary’s books. The redemption price for each depositary share will be equal to the applicable fraction of the redemption price for each share payable with respect to the series of the preferred shares. Whenever we redeem preferred shares held by the depositary, the depositary will redeem on the same redemption date the number of depositary shares relating to the preferred shares so redeemed. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionally as may be determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the cash, securities or other property payable upon the redemption and any cash, securities or other property to which the holders of the redeemed depositary shares were entitled upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

Voting the Preferred Shares

Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the preferred shares. Each record holder of depositary shares on the record date, which will be the same date as the record date for the preferred shares, will be entitled to instruct the depositary how to exercise the voting rights pertaining to the number of preferred shares underlying the holder’s depositary shares. The depositary will endeavor, to the extent practicable, to vote the number of preferred shares underlying the depositary shares in accordance with these instructions, and we will agree to take all action which the depositary may consider necessary in order to enable the depositary to vote the shares.

Amendment and Termination of Depositary Agreement

We may enter into an agreement with the depositary at any time to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, the holders of a majority of the depositary shares must approve any amendment which materially and adversely alters the rights of the existing holders of depositary shares. We or the depositary may terminate the deposit agreement only if (a) all outstanding depositary shares issued under the agreement have been redeemed or (b) a final distribution in connection with any liquidation, dissolution or winding up has been made to the holders of the depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred shares and any redemption of the preferred shares. Holders of depositary shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to resign, and we may at any time remove the depositary. Any resignation or removal will take effect when a successor depositary has been appointed and has accepted the appointment. Appointment must occur within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

The depositary will forward to the holders of depositary shares all reports and communications that we deliver to the depositary and that we are required to furnish to the holders of the preferred shares. Neither the depositary nor Cott will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of Cott and the depositary under the deposit agreement will be limited to performance in good faith of their duties under the agreement and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred shares unless the holders provide them with satisfactory indemnity. They may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents they believe to be genuine.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the prospectus supplement relating to the warrants, unless otherwise specified in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the prospectus supplement relating to the warrants. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of common shares at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula stated in the stock purchase contracts.

The stock purchase contracts may be issued separately or as part of units that we call “stock purchase units.” Stock purchase units consist of a stock purchase contract and either our debt securities or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts.

The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will only be a summary, and you should read the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers.

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions stated in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may sell securities directly to one or more purchasers without using underwriters or agents.

We may also sell securities upon the exercise of rights that may be distributed to security holders.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their business.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common shares, which is listed on the New York Stock Exchange and the Toronto Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. We may also loan or pledge securities covered by this prospectus and any applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and any applicable prospectus supplement (or a post-effective amendment).

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain Canadian legal matters in connection with this offering of securities will be passed upon for us by Goodmans LLP, Toronto and certain U.S. legal matters in connection with this offering of securities will be passed upon for us by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The financial statements incorporated in this Prospectus by reference to Cott Corporation’s Current Report on Form 8-K dated May 29, 2009 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Cott Corporation for the year ended December 27, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 29, 2007 and for each of the two years in the period ended December 29, 2007, incorporated in this Prospectus by reference to Cott Corporation’s Current Report on Form 8-K dated May 29, 2009 and the financial statement schedule as of December 29, 2007 and for each of the two years in the period ended December 29, 2007, incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Cott Corporation for the year ended December 27, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Common Shares

Prospectus Supplement

Joint Book-Running Managers

Deutsche Bank Securities

J.P. Morgan

Morgan Stanley

Co-Managers

Barclays Capital

BofA Merrill Lynch

                    , 2010